Nippon Yusen Kabushiki Kaisha
3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

Letter for Maintenance of Exemption

November 30, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Re: Nippon Yusen Kabushiki Kaisha – File no. 82-34960

Dear Sirs:

Enclosed are copies of press releases submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. T. Odaka
Division: Investor Relations

Enclosures:
Financial Results; For the Six Months Ended September 30, 2006
News release;
- August 31, 2006 – Issuance of Euro Yen Contingent Conversion Zero Coupon Convertible Bonds with Acquisition Rights due 2026
- August 31, 2006 – Determination of Terms and Conditions of Euro Yen Contingent Conversion Zero Coupon Convertible Bonds with Acquisition Rights due 2026
- September 1, 2006 – Announcement on Determination of the Total Amount of Issue of Euro Yen Contingent Conversion Zero Coupon Convertible Bonds with Acquisition Rights due 2026
- October 18, 2006 – NYK Secures Long-Term Charter Contract with Chinese Petroleum
- November 9, 2006 – Announcement of Review of Medium-Term Management Plan
- November 22, 2006 – NYK Secures Long-Term Charter Contract with CLP Guangxi Fangchenggang Power CompanyLimited

Dw 12/5

Financial Results
For the Six Months Ended September 30, 2006 – Consolidated

November 9, 2006

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security Code:	9101
Listings:	The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL:	http://www.nykline.co.jp/
Head Office:	Tokyo Japan
Representative:	Koji Miyahara, President
Contact:	Yuji Isoda, General Manager, IR Group Tel: +81-3-3284-5986 Keizo Nagai, General Manager, Corporate Communication Group Tel: +81-3-3284-5058

Date of the Meeting of the Board of Directors: November 9, 2006
Basis of Presentation: Japanese GAAP

1. Consolidated Financial Results for the Six Months Ended September 30, 2006
(April 1, 2006 to September 30, 2006)

(1) Operating Results

(Amounts rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	million yen	%	million yen	%	million yen	%
Six months ended September 30, 2006	1,053,643	17.1	47,133	-41.5	48,908	-38.3
Six months ended September 30, 2005	899,516	17.1	80,529	10.8	79,237	12.7
Year ended March 31, 2006	1,929,302		140,481		140,451	

	Net income		Net income per share	Net income per share – fully diluted
	million yen	%	yen	yen
Six months ended September 30, 2006	29,550	-38.9	24.10	-
Six months ended September 30, 2005	48,399	62.6	39.65	-
Year ended March 31, 2006	92,058		75.04	-

Notes:
1. Equity in income or loss of unconsolidated subsidiaries and affiliates:
   Six months ended September 30, 2006: ¥1,607 million
   Six months ended September 30, 2005: -¥856 million
   Year ended March 31, 2006: ¥1,868 million
2. Average number of shares issued and outstanding during the period (on a consolidated basis):
   Six months ended September 30, 2006: 1,226,376,455 shares
   Six months ended September 30, 2005: 1,220,787,928 shares
   Year ended March 31, 2006 1,220,671,067 shares
3. Changes in accounting policy during the period: None
4. The percentage figures shown in revenues, operating income, income before extraordinary items and net income represent year-on-year changes.
5. Net income per share – fully diluted data are not shown in the above table, as there are no potential common stock outstanding.

(2) Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	million yen	million yen	%	yen
Six months ended September 30, 2006	1,983,557	643,411	30.4	490.85
Six months ended September 30, 2005	1,719,283	489,751	28.5	401.21
Year ended March 31, 2006	1,877,440	575,366	30.6	471.05

Note: Total issued and outstanding shares at the end of the period (on a consolidated basis):
Six months ended September 30, 2006: 1,228,682,330 shares
Six months ended September 30, 2005: 1,220,677,752 shares
Year ended March 31, 2006 1,220,463,107 shares

(3) Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	million yen	million yen	million yen	million yen
Six months ended September 30, 2006	30,891	-114,047	86,654	83,496
Six months ended September 30, 2005	57,443	-92,098	41,450	73,895
Year ended March 31, 2006	138,732	-170,511	40,339	78,487

(4) Scope of consolidation and application of the equity method

Number of consolidated subsidiaries: 577
Number of affiliated companies accounted for by the equity method: 36

(5) Changes in the scope of consolidation or application of the equity method

Number of consolidated subsidiaries: Newly included: 36; Newly excluded: 12
Number of affiliates accounted for by the equity method: Newly included: 2; Newly excluded: 0

2. Forecasts of Consolidated Earnings for the Year Ending March 31, 2007

(April 1, 2006 to March 31, 2007)

	Revenues	Operating income	Income before extraordinary items	Net income
	million yen	million yen	million yen	million yen
Full year	2,100,000	115,000	115,000	68,000

Reference: Projected net income per share for the full year: ¥55.34
Prerequisites for forecasts: Foreign exchange rate (for the third and fourth quarter) ¥110/US$
Bunker oil price (for the third and fourth quarter) US$330/MT

* The above forecast incorporates certain assumptions the company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures. Refer to pages 10-16 of this documents for assumptions and other matters related to the forecast.

1. The Group Overview

The NYK Group (the Group) consists of the reporting company (Nippon Yusen Kabushiki Kaisha (NYK Line), the Company), 577 consolidated subsidiaries and 36 affiliates accounted for by the equity method. The Group's companies are classified into seven business segments which are liner trade, other shipping, logistics, terminal and harbor transport services, cruises, real estate business, and other services. The segments' main businesses and Group companies engaging in respective businesses are as follows:

	Lines of Business	Relation with the Company
Liner Trade	The Company and its related companies provide international shipping services using liner ships for freights and charter fees as major revenue sources.	☆Tokyo Senpaku Kaisha, Ltd. ☆NYK-Hinode Line, Ltd. ☆NYK Line (Japan) Ltd. ☆NYK Line (North America) Inc. ☆NYK Line (Europe) Ltd. ☆Astarte Carriers, Ltd.
Other Shipping	The Company and its related companies provide international shipping services using bulkers, specialized carriers and tankers, etc. for freights, charter fees and vessel service commissions as major revenue sources.	☆NYK Global Bulk Corporation ☆Kinkai Yusen Logistics Co., Ltd. ☆Hachiuma Steamship Co., Ltd. ☆Asahi Shipping Co., Ltd. ☆Camellia Line Co., Ltd. ☆Pacific Maritime Corporation ☆Geneq Corporation ☆NYK Bulkship (Europe) Ltd. ☆NYK Bulkship (Asia) Pte. Ltd. ☆NYK Reefers Ltd. ☆NYK Bulkship (USA) Inc. ☆Saga Shipholding (Norway) AS *Shinwa Kaiun Kaisha, Ltd. *Kyoei Tanker Co., Ltd. *Taiheiyo Kaiun Co., Ltd. *United European Car Carriers B.V. ☆Adagio Maritima S.A.
Logistics	The Company and its related companies globally operate warehousing and cargo transport/handling business, providing a comprehensive logistics service network integrating sea, earth and air freight services.	☆Yusen Air & Sea Service Co., Ltd ☆JIT Corporation ☆UNI-X Corporation ☆Yusen Koun Co., Ltd. ☆Asahi Unyu Kaisha, Ltd. ☆NYK Logistics (Americas) Inc. ☆NYK Logistics (UK) Ltd. ☆New Wave Logistics (USA) Inc. ☆Yusen Air & Sea Service (USA) Inc. ☆NYK Logistics (Hong Kong) Ltd. ☆NYK Logistics (Thailand) Co., Ltd. ☆NYK Logistics (Deutchland) Gmbh ☆NYK Logistics (Europe) Ltd. ☆NYK Logistics (Belgium) N.V. ☆NYK Logistics (Australia) Pty. Ltd. ☆NYK Logistics (Italy) S.P.A. ☆NYK Logistics (China) Co., Ltd.
Terminal & Harbor Transport	The Company and its related companies engage in container terminals business and harbor transport services in Japan and overseas	☆UNI-X Corporation ☆Nippon Container Terminals Co., Ltd. ☆Geneq Corporation ☆Asahi Unyu Kaisha, Ltd.

		☆Nippon Container Yuso Co., Ltd. ☆Nippon Kaiyosha, Ltd. ☆Kaiyo Kogyo Co., Ltd. ☆NYK Terminals (North America) Inc. ☆Yusen Terminals Inc.
Cruise	The Company' s related companies own luxury cruise ships and operate cruise business in the U.S. and Japan.	☆NYK Cruises Co., Ltd. ☆Crystal Cruises, Inc. ☆AsukaII Maritima S.A.
Real Estate	The Company and its related companies engage in rental, management and sales of real estate.	☆Yusen Real Estate Corp.
Other	The Company's related companies engage in a wide variety of businesses including cargo shipping agency business, tugboat business, ship related machinery and instrumentation wholesaling, transport related ancillary services, information processing, oil wholesaling, travel services, and air freight services.	☆NYK Trading Corporation ☆Nippon Cargo Airlines Co., Ltd. ☆NYK Systems Research Institute ☆Sanyo Trading Co., Ltd. ☆Yusen Travel Co., Ltd.

(Note) Companies with the "☆" symbol are consolidated subsidiaries. Companies with the "*" symbol are affiliates accounted for by the equity method.

Yusen Air & Sea Service Co., Ltd., a consolidated subsidiary, is listed on the first section of the Tokyo Stock Exchange.

Diagram of the Group's Business Structure


Customers
The Company (NYK Line)
Logistics
☆YUSEN Air & Sea Service Co., Ltd.
☆UNI-X Corporation
☆Asahi Unyu Kaisha, Ltd.
☆NYK Logistics (Americas) Inc.
☆NYK Logistics (UK) Ltd.
☆New Wave Logistics (USA) Inc.
☆Yusen Air & Sea Service (USA) Inc. and other
☆JIT Corporation
☆Yusen Koun Co., Ltd.
Terminal and Harbor Transport
☆UNI-X Corporation
☆Geneq Corporation
☆Nippon Container Yuso Co., Ltd.
☆NYK Terminals (North America) Inc.
☆Yusen Terminals Inc.
and other
☆Nippon Container Terminals Co., Ltd.
☆Asahi Unyu Kaisha, Ltd.
☆Nippon Kaiyosha, Ltd. and other
☆Kaiyo Kogyo Co., Ltd.
Liner Trade and Other Shipping
Liner Trade
Ocean Cargo
☆Tokyo Senpaku Kaisha, Ltd.
☆NYK-Hinode Line, Ltd.
Ship Owning and Chartering
☆Astarte Carriers, Ltd. and other
Shipping Agency
☆NYK Line (Japan) Ltd.
☆NYK Line (North America) Inc.
☆NYK Line (Europe) Ltd. and other
and other
Other Shipping
Ocean·Coast Cargo Shipping
☆NYK Global Bulk Corporation
☆Kinkai Yusen Logistics Co., Ltd.
☆Hachiuma Steamship Co., Ltd.
☆NYK Bulkship (Europe) Ltd.
☆NYK Bulkship (Asia) Pte. Ltd.
☆NYK Reefers Ltd. and other
Ship Owning and Chartering
☆Adagio Maritime S.A. and other
and other
Other Business Segments
Air Freight
☆Nippon Cargo Airlines Co., Ltd.
Information Processing
☆NYK Systems Research Institute and other
Travel Agency
☆Yusen Travel Co., Ltd.
Wholesaling of Ship Machinery and Furniture
☆Sanyo Trading Co., Ltd.
Wholesaling of Oil Products
☆NYK Trading Corporation
and other
Cruise
☆NYK Cruises Co., Ltd.
☆Crystal Cruises, Inc. and other
Real Estate
☆Yusen Real Estate Corp. and other

← Flow of services
☆Consolidated subsidiaries *Affiliates accounted for by the equity method

2. Management Policy

1. Basic Management Policy

Since its founding in 1885, our company has continued to achieve sound growth as a leader of the world's shipping industry by successfully weathering various difficulties and challenges along the way. Keenly conscious of the importance of securing the free movement of goods and enhanced interaction among people as the cornerstone of world economic and cultural development and, simultaneously, fully aware of our social mission to provide safe, quality services as a comprehensive global logistics enterprise and cruise ship operator, the NYK Group persistently strives to live up to our customers' trust and expectations by building on our originality and creativity. We also maintain a basic management policy of rewarding our stockholders by securing reasonable profits through lawful and fair corporate activities as well as of contributing to the development of the international community.

2. Basic Policy on Profit Distribution

The management of NYK believes that it is one of its most important responsibilities to secure appropriate shareholder returns. Therefore, the company's basic policy is to consistently maintain the payout ratio of minimum 20% on the consolidated net income and the stable payment of dividends. In determining the level of dividend payment, the company takes into consideration its business results outlook, the level of retained earnings that will be required to invest aggressively in fields of business that have strong prospects for long-term growth and profitability as well to provide for negative market conditions that may occur in the future.

For the fiscal year ending March 31, 2007, taking into account the company's overall financial condition, interim financial performance, and forecast performance for the full fiscal year, we decided at the board meeting held on November 9, 2006, to pay an interim dividend of ¥9.00 per share. This will result in a total annual dividend payment of ¥18.00 per share, combined with a year-end dividend of ¥9.00 per share, which is the same as the previous fiscal year.

3. NYK's Position on Minimum Trading Unit

We recognize that reducing the number of shares that comprise a single trading unit is an effective means to encourage individual investor participation and to increase stock market liquidity. However, after taking into consideration NYK's share price performance, number of shareholders, and share liquidity, we do not consider it appropriate at this point to reduce the minimum trading unit for NYK shares. We will continue to monitor the performance of the NYK share price, investor needs, and other relevant factors to determine if a change in our position on the issue is warranted.

4. Medium- to Long-Term Group Management Strategy and Management Indicators

The NYK Group is currently implementing a medium-term management plan, New Horizon 2007, to further raise corporate value.

The plan covers the three fiscal years from April 2005 and we have reached the halfway point of the plan at the end of this interim period. We have reviewed the initial plan to reflect surging fuel oil prices and other changes in our assumptions, as well as new developments since the formation of the plan, such as Nippon Cargo Airlines Co., Ltd. (NCA) becoming a consolidated subsidiary and a business and capital alliance with Yamato Holdings Co., Ltd. Achievements and new targets of the plan are as shown below. We leave the management strategies set forth in the initial plan unchanged. Progress in implementation of the three key strategies under New Horizon 2007 is as follows.

NEW HORIZON 2007 Achievements and Revised Targets

	March 2006 (Actual)	March 2006 (Plan)	March 2008 (Plan)	March 2011 (Targets)
Revenues	1,929.3	2,100.0	2,150.0	Revenues of more than ¥2.5 trillion
(original)	1,640.0	1,750.0	1,800.0	
Income before extraordinary items	140.5	115.0	135.0	Income before extraordinary items of more than ¥200 billion
(original)	150.0	160.0	160.0	
Net income	92.1	68.0	80.0	
(original)	90.0	95.0	95.0	

(Prerequisites for forecasts)

Exchange rate	¥113.09/US$	*¥110/US$	¥110/US$	* This is only for the second half of the year.
(original)	¥100/US$	¥100/US$	¥100/US$	
Bunker oil prices	US$283.08/MT	*US$330/MT	US$330/MT	
(original)	US$200/MT	US$200/MT	US$200/MT	

The first strategy is the expanding shipping segment. We are aggressively expanding our fleet in accordance with the growth of global economy. In the Bulk/Energy Resources Transportation Headquarters consisting of bulker and specialized carrier operations as well as tanker operations, we are further strengthening our relations with customers based on a long-term perspective. In the Global Logistics Headquarters, we are making united and concentrated efforts to recover profitability quickly through efficient containership operations. In car carrier operation, we are working to maintain and further expand our world's largest fleet. We are planning to increase investment in our fleet to ¥820.0 billion for the three terms from FY2005 through FY2007 from the initial plan of ¥750.0 billion, in reflection of additional orders related to new transportation contracts, etc.

The second strategy is to evolve into a logistics integrator a logistics integrator. We formed a business and capital alliance with Yamato Holdings Co., Ltd. in May 2006 as part of our efforts to broaden scope of our business, and are working to expand into areas such as logistics and materials management using IC tags. Also, in April 2006, we established a Logistics Integrator Group to promote our logistics integration strategy "SEA-LIP (SEA-EARTH-AIR Logistics Integrator Program)." This enables us to offer superior solutions by capturing customer needs quickly and precisely regardless of business segment. By doing so, we aim to

establish stable, long-term relationships with our customers as business partners. Nippon Cargo Airlines Co., Ltd. (NCA), which is one of the core companies for logistics integration and became a consolidated subsidiary last year, missed its initial earnings targets due to intensified competition in air freight routes in Asia, mainly in China, and a surge in jet fuel prices. However, we are continuing our efforts to bring its operations to profitability as quickly as possible in the growing airfreight business area. Our efforts include: 1) reducing cost while ensuring safety by bringing forward replacement of older aircraft with new models and strengthening direct management of air freight and maintenance operations; and 2) expanding the freight network by forming alliances with overseas air cargo companies. We believe our unique strength lies in our ability to offer integrated logistics services including the airfreight business, which enables us to meet any kind of customer request. We are committed to further strengthening this capability.

Our third strategy focuses on enhancing our corporate fundamentals and we are working to further ensure safety, drive forward CSR-focused management, develop human resources and enhance IT systems, etc. Safety is our first and foremost priority as we aim to contribute to society as a logistics integrator with a global transportation network covering the sea, land and air. We are implementing measures to ensure safety not only in our ships but also trucks, warehouses, terminals and aircraft. Also, we are driving forward CSR-focused management with environment and social contribution in mind. In human resources development, we are striving to improve quality of our human resources by enhancing training on a global scale and promoting shared values across global Group employees working in different cultural environments and with different backgrounds across the world. With respect to IT systems, we started operation of OSCAR, a new system for the Liner Trade business.

5. Issues to Be Addressed

The NYK Group is focusing on the following management issues:

(1) Tackling rising fuel cost

Crude oil prices continue to hover at high levels, although they are declining from the highs seen earlier. This has resulted in an ever-higher ratio of fuel costs to total expenses. For the near term, this trend is expected to remain unchanged, and we will keep up our meticulous efforts to cut fuel costs.

(2) Bringing operation of NCA to profitability

As mentioned above, returning NCA to profitability is the pressing issue, and the company and the entire Group are working together to improve profitability of its operation.

(3) Evolving further towards a logistics integrator

In an effort to drive forward "SEA-LIP," our strategy to become a logistics integrator as described above, we are working to integrate our Liner Trade business and Logistics business into a single operation. Also, we will further deepen our ties with Yamato Holdings.

(4) Developing global human resources

We are working to strengthen our technological capabilities in shipping and logistics businesses, with MTI (Monohakobi Technology Institute) at the center of our efforts, and to develop human resources globally through employee training and education. In terms of recruiting, we will train and secure necessary seamen in accordance with the future expansion of our fleet size mainly in the Bulk/Energy Resources Transport Headquarters.

The NYK Group has employees across the globe, with 70% of some 30,000 employees of the Group are non-Japanese. In consideration of this, we are working to formulate and establish "Group Value," which is intended to be shared across the Group to

strengthen our unity.

(5) Establishing CSR-focused management

Among CSR-focused management issues, the Group places the utmost priority on safety and environmental considerations. In order to further establish highly transparent CSR-focused management, we are working to further enhance compliance, internal controls, internal audit function and disclosure, etc.

6. Items Pertaining to the Parent Company

None.

7. Other Important Matters Related to Management of the Company

None.

3. Operating Results and Financial Position

1. Operating Results

Overview

(In billion yen)

(The figures in the above table are rounded down to the nearest 100 million yen)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Change	Percentage Change
Revenues	1,053.6	899.5	154.1	17.1%
Costs and expenses	903.5	730.2	173.3	23.7%
Selling, general, and administrative expenses	102.9	88.7	14.1	15.9%
Operating income	47.1	80.5	(33.3)	(41.5%)
Income before extraordinary items	48.9	79.2	(30.3)	(38.3%)
Net income	29.5	48.3	(18.8)	(38.9%)

In the six months to September 30, 2006, NYK Line posted consolidated revenues of ¥1,053.6 billion, operating income of ¥47.1 billion, income before extraordinary items of ¥48.9 billion, and net income of ¥29.5 billion.

Consolidated revenues climbed 17.1% from the corresponding period of the previous year. This reflected revenue growth in the liner trade and other shipping segments that resulted from an expanded fleet size and increased shipping volume as well as advanced depreciation of the yen, and reflected sales increases in other segments including logistics, other nonshipping segments, and Nippon Cargo Airlines Co. Ltd., which was converted to a consolidated subsidiary in August 2005. Meanwhile, operating income decreased ¥33.3 billion as costs and expenses increased 23.7%, reflecting the continuing surge in bunker oil prices throughout this period. As a result, the ratio of operating income to revenues came to 4.5%, declining 4.5 percentage points from 9.0% a year earlier. While the nonoperating balance improved mainly on the increases in equity in income of non-consolidated subsidiaries and affiliates' interest income, and the extraordinary balance also improved mainly due to a net profit from the sale of subsidiary stock, income before extraordinary items declined ¥30.3 billion and net income decreased by ¥18.8 billion.

The impact of the fluctuations in foreign exchange rates and bunker oil prices on income before extraordinary items is summarized in the following table:

	Six months ended September 30, 2006	Six months ended September 30, 2005	Change	Impact
Average exchange rate	¥115.26/US$1.00	¥109.39/US$1.00	Yen down ¥5.87	¥4.1 billion
Average bunker oil price	US$336.04/ metric ton	US$259.84/ metric ton	Price up US$76.20	(¥11.4 billion)

Notes: 1. A ¥1 change against the dollar has an annualized impact of around ¥1.4 billion on income before extraordinary items.

2. A US$1 change per metric ton in the price of bunker oil has an effect of changing annual income before extraordinary items by approximately ¥300 million.

Exchange Rate Changes



135
130
125
120
115
110
105
100
95
90
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10

Period: April 2002–October 2006

Changes in Bunker Fuel Prices



340
300
260
220
180
140
100
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04

Period: April 2002–September 2006

Segment Information

(In billion yen)

	Revenues				Operating income			Income before extraordinary items		
	1H 2006	1H 2005	Change	Percentage change	1H 2006	1H 2005	Change	1H 2006	1H 2005	Change
Liner trade	290.6	260.4	30.1	11.6%	(4.7)	15.7	(20.4)	(4.8)	16.2	(21.0)
Other shipping	370.5	323.1	47.4	14.7%	47.1	52.0	(4.9)	46.6	52.5	(5.9)
Logistics	227.7	199.0	28.6	14.4%	6.7	5.3	1.3	7.2	5.5	1.6
Terminal and Harbor Transport	62.2	56.0	6.2	11.1%	3.7	3.7	0.0	2.4	0.7	1.6
Cruise	24.2	23.4	0.8	3.4%	4.1	2.6	1.4	3.8	2.3	1.4
Real Estate	5.7	6.2	(0.4)	(7.5%)	1.5	1.5	0.0	1.9	1.9	0.0
Other	138.8	81.7	57.0	69.8%	(11.5)	(0.6)	(10.9)	(8.3)	(0.1)	(8.2)

(The figures in the above table are rounded down to the nearest 100 million yen)

<Liner Trade>

The freight market was largely solid. Meanwhile, efforts for freight-rate recovery did not reach levels in the corresponding period of the previous fiscal year, even in the Asia–Europe route, where recovery was most successfully achieved. Additionally, the freight market was still affected by low rates, which were prevalent from the end of last year to the beginning of this year. Further, sharply higher oil prices raised operating costs, and as a result, earnings on the liner trade largely underperformed in comparison with the corresponding period of the previous year.

<Other Shipping>

The "other shipping" segment includes bulker and specialized carrier operations, as well as tanker operations. Bulker operations are mainly for the transport of bulk items, such as iron ore and coal, while specialized carrier operations are mainly for the transport of automobiles. Tanker operations mainly handle crude oil, LNG, petroleum, and chemical products.

Bulker and Specialized Carriers

Car carrier transport volume benefited from continued buoyancy in global freight markets, especially in routes to North America, Europe, and the Middle East, and outperformed the previous year's actual transported volume. We placed a newly built vessel in service during the year, and we strove to ensure stable provision of shipping transport services through chartering and reinforcement of shipping schedules. Bulk carriers under long-term contracts were operated favorably and earned stable profits. Meanwhile, the spot-freight market did not reach levels seen a year earlier in spite of the sharp rebound experienced in August, and as a result, earnings were less those of the previous year even though revenues were greater.

Tanker Business

Operations of crude oil tankers, LPG carriers, and LNG carriers under long-term contracts continued favorably. Although weakened markets in the petroleum-product carrier business had an effect, the crude oil tanker market trended favorably in spite of a slack summer season.

Dry Bulk Freight Rate Changes in B.D.I.(B.F.I.)



Baltic Freight Ind
1985.1.4.= 1000
2001
2002
2003
2004
2005
2006

January 2001–October 2006

Tanker Freight Rates
The Maximum Freight Rates for VLCC's from the Middle East to Japan



370
320
270
220
170
120
70
20
2001
2002
2003
2004
2005
2006

January 2001–October 2006

<Logistics>

NYK Logistics improved on its previous year's results. Business performance steadily improved thanks to positive expansion into North America, Europe, China, and Japan, and efforts at cost cutting and efficient operations. Though the airfreight market softened a bit, Yusen Air & Sea Service Co. Ltd. exceeded the results it generated over the same term a year earlier.

<Terminal and Harbor Transport Services>

Helped by improved cargo-handling fees and by favorable performance at affiliated companies, the segment exceeded both revenues and earnings from a year earlier. Tugboat services, transferred from other segments in this fiscal period, also achieved fine operations.

<Cruises>

As summer's top season came, the U.S. market showed favorable results in cabin load factors. In particular, the Mediterranean cruise largely outperformed our expectations. In Japan, we succeeded in taking advantage of strong demand in summer through use of the newly introduced *Asuka II*, which has more cabins than its predecessor. As a result, segment earnings dramatically exceeded expectations.

<Real Estate Business and Other Services>

In the real estate business, we strove to improve occupancy rate centering on office and home rental services. In "other services," the wholesaling of petroleum products dramatically raised both revenues and earnings, while the manufacturing and processing businesses saw a little increase over the same period in the previous fiscal year. The restaurant operations recorded results at the same levels a year earlier. Nippon Cargo Airlines Co. Ltd. (NCA), consolidated last August, recorded an operating loss due to rising operating costs affected by surging bunker oil prices.

Outlook (Revised Forecast)

(In billion yen)

Forecast of Results for Fiscal Year Ending March 31, 2007			Revised Forecast	Previous Forecast (August 4)	Change	Percentage Change
Full year	Revenues	Consolidated	2,100.0	2,085.0	15.0	0.7%
		Non-consolidated	1,035.0	1,000.0	35.0	3.5%
	Operating income	Consolidated	115.0	102.0	13.0	12.7%
		Non-consolidated	52.0	42.0	10.0	23.8%
	Income before extraordinary items					
		Consolidated	115.0	100.0	15.0	15.0%
		Non-consolidated	57.0	47.5	9.5	20.0%
	Net income	Consolidated	68.0	59.0	9.0	15.3%
		Non-consolidated	38.0	30.5	7.5	24.6%

Forecast conditions: Exchange rates: ¥110 to the dollar (October 1, 2006, to March 31, 2007)

Bunker oil prices: $330 per ton (October 1, 2006 to March 31, 2007)

For the fiscal year ending March 31, 2007, we have adjusted performance expectations upward to revenues of ¥2,100.0 billion, operating income of ¥115.0 billion, income before extraordinary items of ¥115.0 billion, and net income of ¥68.0 billion. We expect that bunker oil prices, which continued to increase throughout the previous fiscal year, will softened over the next six months. In the liner segment, a solid freight market is expected in the liner trade markets, while freight rate recovery will not reach the same level as in the previous year and earnings will decline. In the other shipping segments, in addition to stable profits from mid- and long-term contracts and the effect of the sharply rebounding bulk market, performance is expected to be the same as in the previous year. In the logistics segment, we expect further growth in business performance helped by continual efforts to improve operations and entrench our cross-divisional, customer-oriented service approach. Terminal and harbor transport services are expected to achieve revenue and profit growth helped by increased handling volume on the back of a solid container cargo market and efforts toward greater operational efficiency. In the cruise segment, we expect an improvement in business performance as solid trends in cabin load factors are expected to continue and further improve as a result of increased capacity. With regard to Nippon Cargo Airlines Co. Ltd., we plan to introduce new advanced aircrafts in the fiscal year ending March 2007 as well as to rationalize and achieve greater efficiency in operations through efforts such as accelerated disposal of low-economy aircrafts. At the same time, we plan to relocate most of the company's functions to Narita in order to stay closer to the market and clients' needs. Through these measures, we seek to recover the company's operation during the fiscal year ending March 2007.

2. Financial Position

Assets, Liabilities, and Shareholders' Equity

Total assets were ¥1,983.5 billion, an increase of ¥106.1 billion from the end of the previous fiscal year. This is primarily due to an increase in accounts receivable-trade by ¥20.1 billion, reflecting increased volume of business transactions and an increase in combined amount of vessels and construction in progress by ¥15.7 billion primarily due to fleet-enhancement related investments, in addition to a ¥6.9 billion increase in investment securities due to a capital alliance with Yamato Holdings Co. Ltd., and a ¥12.0 increase in long-term loans.

Total liabilities grew ¥74.0 billion to ¥1,340.1 billion. This growth comes primarily from an increase in interest-bearing debts by ¥95.3 billion in the form of an issuance of commercial papers and bonds, offsetting a decrease in long-term debt.

The sum of shareholers' equity and valuation and translation adjustment was ¥603.0 billion. Including ¥40.3 in minority interests, total net assets were ¥643.4 billion. As a result, the debt-equity ratio was 1.4, an increase by 0.1 point from the end of the previous fiscal year.

Cash Flows

(In billion yen)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
Net cash provided by operating activities	30.8	57.4	(26.5)
Net cash provided by (used in) investing activities	(114.0)	(92.0)	(21.9)
Net cash provided by financing activities	86.6	41.4	45.2
Effect of exchange rate changes on cash and cash equivalents	0.5	1.1	(0.5)
Increase (decrease) in cash and cash equivalents	4.0	7.9	(3.8)
Cash and cash equivalents at the beginning of the year	78.4	65.0	13.4
Increase in cash and cash equivalents due to change in consolidation scope	0.9	1.0	(0.1)
Increase (decrease) in cash and cash equivalents due to change in accounting periods for consolidated subsidiary	0.0	(0.1)	0.1
Cash and cash equivalents at the end of the year	83.4	73.8	9.6

(The figures in the above table are rounded down to the nearest 100 million yen)

Net cash provided by operating activities was ¥30.8 billion, down ¥26.5 billion from the previous year due primarily to a decrease in income before income taxes and minority interests. Net cash used in investing activities was ¥114.0 billion, up ¥21.9 billion due

primarily to expenditures for tangible and intangible non-current assets and an increase of lending of loans receivable. Net cash provided by financing activities increased ¥45.2 billion to ¥86.6 billion due primarily to proceeds form bonds.

As a result of these factors, cash and cash equivalents for the interim fiscal year increased ¥4.0 billion. After adjusting for the change in the scope of consolidation, cash and cash equivalents at the end of the interim fiscal year increased ¥9.6 billion from a year earlier to ¥83.4 billion.

Cash flow trends are indicated below:

	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	September 30, 2005	September 30, 2006
1. Capital adequacy ratio (%)	22.4	26.0	29.0	30.6	28.5	30.4
2. Capital adequacy ratio at market price (%)	38.9	44.1	53.4	46.7	54.0	44.5
3. Debt redemption (years)	7.8	5.9	3.6	5.5	-	-
4. Interest coverage ratio	4.1	6.0	10.4	8.5	7.4	4.1

1. Capital adequacy ratio: shareholder's equity / total assets (before March 31, 2006)

equity capital (Net assets – Minority interests)/total assets (after April 1, 2006)

2. Capital adequacy ratio at market price: total market capitalization / total assets

3. Debt redemption: interest-bearing debt / cash flow from operating activities

4. Interest coverage ratio: cash flow from operating activities / interest payment

Notes:
1. All indices are calculated using consolidated figures.
2. Cash flow indices are computed using cash flows from operating activities as reported in the consolidated cash flow statements. Interest-bearing debt consists of all interest-bearing liabilities included in liabilities on the balance sheet. Interest payments are based on the interest payments in the consolidated statements of cash flows.

3. Operational and Other Risks

This document contains forward-looking statements that may materially differ from any future results subject to certain risks and uncertainties, including but not limited to the economic conditions prevailing in the market, volatility in the shipping market, large swings in exchange rates, interest rates, and bunker oil prices, marine accidents involving the fleet operated by us, and social unrests such as war, terrorism, and outbreaks of epidemics.

4. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(In million yen)

	As of September 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of September 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
Current assets							
Cash and time deposits	86,943		80,604		6,338	76,037	
Notes and accounts receivable-trade	223,648		203,501		20,147	210,115	
Marketable securities	2,172		1,722		449	1,988	
Inventories	36,320		34,879		1,440	30,822	
Deferred/prepaid expenses	49,063		56,460		-7,397	50,774	
Deferred tax assets	4,062		6,660		-2,597	4,119	
Other	125,687		81,385		44,302	90,189	
Allowance for doubtful accounts	-5,299		- 4,678		-620	-2,986	
Total current assets	522,599	26.3	460,536	24.5	62,063	461,061	26.8
Non-current assets							
[Tangible non-current assets]							
Vessels	448,402		456,982		-8,579	456,848	
Buildings and structures	74,759		74,935		-176	73,420	
Aircraft	25,074		26,929		-1,854	28,475	
Machinery, equipment and vehicles	27,026		25,710		1,315	24,425	
Equipment and fixtures	7,312		7,454		-142	7,748	
Land	64,357		61,026		3,330	60,527	
Construction in progress	221,939		197,639		24,299	146,418	
Other	5,808		5,386		422	5,318	
Total tangible non-current assets	874,680	44.1	856,065	45.6	18,615	803,183	46.7
[Intangible non-current assets]							
Leasehold	2,124		2,363		-238	2,050	
Software	29,273		26,570		2,703	22,653	
Goodwill	17,660		-		17,660	-	
Consolidation goodwill	-		17,847		-17,847	14,735	
Other	6,325		6,138		187	6,378	
Total intangible non-current assets	55,384	2.8	52,919	2.8	2,465	45,817	2.7
[Investments and other assets]							
Investment securities	417,609		410,675		6,933	328,121	
Long-term loans	18,221		6,210		12,010	7,212	
Deferred tax assets	7,551		7,840		-289	7,678	
Other	87,362		84,922		2,440	67,907	
Allowance for doubtful accounts	-1,503		- 1,790		286	-1,789	
Total investments and other assets	529,241	26.7	507,858	27.1	21,382	409,130	23.8
Total non-current assets	1,459,305	73.6	1,416,843	75.5	42,462	1,258,131	73.2
Deferred assets	1,652	0.1	60	0.0	1,592	90	0.0
Total assets	1,983,557	100.0	1,877,440	100.0	106,117	1,719,283	100.0

(In million yen)

	As of September 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of September 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
Current liabilities							
Notes and accounts payable-trade	188,773		177,073		11,699	166,830	
Current portion of long term corporate bonds	800		4,800		-4,000	4,000	
Short-term bank loans	244,852		222,294		22,557	211,530	
Commercial paper	37,000		32,700		4,300	29,000	
Income tax payable	18,837		30,747		-11,909	31,659	
Deferred tax liabilities	1,372		382		990	743	
Advances received	56,844		61,816		-4,971	54,003	
Employees' bonuses accrued	8,694		10,094		-1,400	8,312	
Directors' bonuses accrued	180		-		180	-	
Other	76,135		72,245		3,890	74,752	
Total current liabilities	633,491	32.0	612,154	32.6	21,336	580,831	33.8
Long-term liabilities							
Bonds	188,369		102,000		86,369	102,800	
Long-term debt	390,343		404,230		-13,886	399,313	
Deferred tax liabilities	74,481		73,453		1,028	44,516	
Reserve for employees' retirement benefits	17,679		19,445		-1,765	20,296	
Reserve for directors' retirement benefits	2,171		2,086		85	1,836	
Reserve for periodic dry docking of vessels	2,787		2,116		670	2,531	
Other	30,821		50,610		-19,789	40,558	
Total long-term liabilities	706,654	35.6	653,942	34.9	52,712	611,854	35.6
Total liabilities	1,340,145	67.6	1,266,096	67.5	74,049	1,192,686	69.4
Minority interests	-	-	35,977	1.9	-	36,846	2.1
Shareholders' equity							
Common stock	-	-	88,531	4.7	-	88,531	5.2
Additional paid-in capital	-	-	94,427	5.0	-	94,427	5.5
Retained earnings	-	-	266,567	14.2	-	232,896	13.5
Net unrealized holding gain on available-for-sale securities	-	-	127,756	6.8	-	81,064	4.7
Foreign currency translation adjustments	-	-	1,854	0.1	-	-3,563	-0.2
Treasury stock	-	-	- 3,770	- 0.2	-	-3,605	-0.2
Total shareholders' equity	-	-	575,366	30.6	-	489,751	28.5
Total liabilities, minority interests and shareholders' equity	-	-	1,877,440	100.0	-	1,719,283	100.0

(In million yen)

	As of September 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of September 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Net assets							
Shareholders' capital							
Common stock	88,531	4.5	-	-	-	-	-
Additional paid-in capital	97,178	4.9	-	-	-	-	-
Retained earnings	285,839	14.4	-	-	-	-	-
Treasury stock	-630	-0.1	-	-	-	-	-
Total shareholders' capital	470,918	23.7	-	-	-	-	-
Valuation and translation adjustments							
Net unrealized holding gain on available-for-sale securities	116,815	5.9	-	-	-	-	-
Net deferred gains on hedge contracts	10,753	0.6	-	-	-	-	-
Foreign currency translation adjustments	4,607	0.2	-	-	-	-	-
Total valuation and translation adjustments	132,176	6.7	-	-	-	-	-
Minority interests	40,317	2.0	-	-	-	-	-
Total net assets	643,411	32.4	-	-	-	-	-
Total liabilities and net assets	1,983,557	100.0	-	-	-	-	-

(2) Interim Consolidated Statements of Income

(In million yen)

	Six months ended September 30, 2006 (A)		Six months ended September 30, 2005 (B)		(A)-(B)	Year ended March 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Revenues	1,053,643	100.0	899,516	100.0	154,126	1,929,302	100.0
Cost and expenses	903,570	85.8	730,208	81.2	173,362	1,594,598	82.7
Gross profit	150,072	14.2	169,307	18.8	-19,235	334,703	17.3
Selling, general and administrative expenses	102,938	9.7	88,778	9.8	14,160	194,222	10.0
Operating income	47,133	4.5	80,529	9.0	-33,395	140,481	7.3
Non-operating income							
Interest and dividend income	5,889		4,751		1,138	8,990	
Equity in income of unconsolidated subsidiaries and affiliates	1,607		-		1,607	1,868	
Other non-operating income	4,047		3,593		453	7,529	
Total non-operating income	11,544	1.1	8,344	0.9	3,199	18,388	1.0
Non-operating expenses							
Interest expenses	8,914		7,835		1,079	15,647	
Equity in loss of unconsolidated subsidiaries and affiliates	-		856		-856	-	
Other non-operating expenses	854		944		-90	2,770	
Total non-operating expenses	9,769	1.0	9,636	1.1	132	18,418	1.0
Income before extraordinary items	48,908	4.6	79,237	8.8	-30,328	140,451	7.3
Extraordinary gains							
Gain on sale of non-current assets	605		2,617		-2,012	6,155	
Gain on sale of investment securities	3,946		21		3,925	6,613	
Other extraordinary gains	2,534		508		2,025	1,717	
Total extraordinary gains	7,086	0.7	3,148	0.3	3,938	14,487	0.8
Extraordinary losses							
Loss on disposal of non-current assets	329		451		-121	2,247	
Other extraordinary losses	4,644		3,424		1,220	7,131	
Total extraordinary losses	4,973	0.5	3,875	0.4	1,098	9,378	0.5
Income before income taxes and minority interests	51,021	4.8	78,510	8.7	-27,488	145,560	7.6
Income taxes - current	17,551	1.6	30,057	3.3	-12,505	53,838	2.8
Income taxes - deferred	3,228	0.3	-1,708	-0.2	4,937	-3,261	-0.2
Minority interests	691	0.1	1,762	0.2	-1,070	2,924	0.2
Net income	29,550	2.8	48,399	5.4	-18,849	92,058	4.8

(3) Interim Statements of Changes in Consolidated Net Assets and Statements of Additional Paid-in Capital and Retained Earnings

Interim Statements of Changes in Consolidated Net Assets

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006) (In million yen)

	Shareholders' capital					Valuation and translation adjustments					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' capital	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2006	88,531	94,427	266,567	-3,770	445,755	127,756	-	1,854	129,610	35,977	611,343
Change during the period											
Distribution of retained earnings*			-10,984		-10,984						-10,984
Directors' bonuses*			-461		-461						-461
Net income			29,550		29,550						29,550
Purchase of treasury stock				-126	-126						-126
Disposal of treasury stock		2,751		3,266	6,018						6,018
Increase in retained earnings due to an increase in the number of consolidated subsidiaries			669		669						669
Increase in retained earnings due to changes in accounting period of consolidated subsidiary			87		87						87
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries			-10		-10						-10
Decrease in retained earnings due to an increase in the number of affiliates accounted for by the equity method			-70		-70						-70
Other			491		491						491
Net change in items other than shareholders' capital during the period						-10,941	10,753	2,753	2,565	4,339	6,905
Total change during the period	-	2,751	19,271	3,140	25,162	-10,941	10,753	2,753	2,565	4,339	32,068
Balance as of September 30, 2006	88,531	97,178	285,839	-630	470,918	116,815	10,753	4,607	132,176	40,317	643,411

* Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.

Interim Statements of Additional Paid-in Capital and Retained Earnings

(In million yen)

	Six months ended September 30, 2005	Year ended March 31, 2006
	Amount	Amount
Additional Paid-in Capital		
Balance, beginning of period	94,421	94,421
Increase in additional paid-in capital		
Gain on disposal of treasury stock	6	6
Total	6	6
Balance, end of the period	94,427	94,427
Retained earnings		
Balance, beginning of period	203,774	203,774
Increase in retained earnings		
Net income for period	48,399	92,058
Increase in retained earnings due to an increase in the number of consolidated subsidiaries	83	207
Increase in retained earnings due to the merger of consolidated subsidiaries	67	67
Increase in retained earnings due to an increase in the number of affiliates accounted for by the equity method	276	365
Gain on valuation of investment assets due to the adoption of local accounting standards by overseas consolidated subsidiaries	-	432
Unrealized gain/loss on derivative contracts due to the adoption of local accounting standards by overseas consolidated subsidiaries	-	197
Unrecognized actuarial net differences of pension for the period due to the adoption of local accounting standards by overseas consolidated subsidiaries	-	109
Adjustment of retained earnings at beginning of period due to changes in local accounting standards adopted by overseas consolidated subsidiaries	84	97
Total	48,912	93,537
Decrease		
Cash dividends	12,819	23,806
Directors' bonuses	366	366
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries	895	924
Adjustment for minimum pension liabilities of overseas subsidiaries in accordance with GAAP in the US	-	79
Unrealized gain/loss on derivatives contracts due to the adoption of local accounting standards by overseas consolidated subsidiaries	369	-
Adjustment of retained earnings at beginning of period due to adoption of local pension fund accounting standards by overseas consolidated subsidiaries	1,873	1,865
Adjustment of retained earnings at beginning of period due to changes in local accounting standards adopted by overseas affiliates accounted for by the equity method	-	236
Decrease in retained earnings due to the changes in accounting period for subsidiaries and affiliates	3,465	3,465
Total	19,790	30,743
Balance, end of period	232,896	266,567

(4) Interim Consolidated Statements of Cash Flows

(In million yen)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
	Amount	Amount	Amount
I Cash flows from operating activities:			
Income before income taxes and minority interests	51,021	78,510	145,560
Depreciation and amortization	38,076	34,788	73,814
Impairment loss on non-current assets	-	-	37
Loss/gain on sale and disposal of tangible and intangible non-current assets, net	-275	-2,166	-3,908
Loss/gain on sale of marketable and investment securities, net	-3,958	-18	-6,418
Loss on devaluation of marketable and investment securities	347	147	130
Equity in earnings of unconsolidated subsidiaries and affiliates	-1,607	856	-1,868
Interest and dividend income	-5,889	-4,751	-8,990
Interest expenses	8,914	7,835	15,647
Loss/gain on foreign currency exchange	-364	-30	-1,295
Decrease/increase in notes and accounts receivable	-15,586	-12,512	8,899
Decrease/increase in inventories	-1,395	-3,561	-7,404
Increase/decrease in notes and accounts payable	8,141	11,501	8,280
Other, net	-15,330	-15,603	-17,911
Subtotal	62,094	94,995	204,572
Interest and dividend received	6,073	6,438	11,970
Interest paid	-7,529	-7,721	-16,300
Payments for income taxes	-29,747	-36,268	-61,510
Net cash provided by operating activities	30,891	57,443	138,732
II Cash flows from investing activities:			
Purchase of marketable securities	-486	-736	-1,234
Proceeds from sale of marketable securities	216	501	1,158
Expenditures for tangible and intangible non-current assets	-109,562	-88,779	-193,568
Proceeds from sale of tangible and intangible non-current assets	22,950	13,297	32,351
Purchase of investment securities	-24,200	-20,676	-33,942
Proceeds from sale of investment securities	8,701	262	11,357
Lending of loans receivable	-31,617	-7,774	-12,115
Collection of loans receivable	18,441	11,357	22,527
Other, net	1,507	450	2,953
Net cash used in investing activities	-114,047	-92,098	-170,511
III Cash flows from financing activities			
Net increase/decrease in short-term bank loans	5,426	53,813	54,955
Net increase/decrease in commercial paper	4,300	29,000	32,700
Proceeds from long-term loans	50,701	54,496	104,807
Repayments of long-term loans	-49,455	-57,620	-102,627
Proceeds from bonds	84,745	-	-
Repayments of bonds	-4,000	-24,979	-25,019
Proceeds from stock issue for minority shareholders	414	25	54
Purchase of treasury stock	-126	-139	-305
Proceeds from sale of treasury stock	6,018	-	-
Cash dividends paid by the Company	-10,984	-12,819	-23,806
Cash dividends paid by subsidiaries to minority shareholders	-385	-325	-420
Net cash provided by financing activities	86,654	41,450	40,339
IV Effect of exchange rate changes on cash and cash equivalents	580	1,126	2,536
V Increase/decrease in cash and cash equivalents	4,079	7,923	11,097
VI Cash and cash equivalents, at beginning of period	78,487	65,027	65,027
VII Increase in cash and cash equivalents due to change in consolidation scope	931	1,046	2,465
VIII Increase in cash and cash equivalents due to merger of consolidated subsidiaries	-	3	3
IX Increase in cash and cash equivalents due to change in accounting periods for consolidated subsidiary	-1	-105	-105
X Cash and cash equivalents, at end of period	83,496	73,895	78,487

(5) Significant Information Regarding the Preparation of Interim Consolidated Financial Statements

1. Scope of consolidation

Number of consolidated subsidiaries: 577

(Name of major consolidated subsidiaries:
NYK Global Bulk Corporation, Tokyo Senpaku Kaisha Ltd., Nippon Cargo Airlines Co., Ltd., Hachiuma Steamship Co., Ltd., NYK-Hinode Line, Ltd., NYK Cruises Co., Ltd., Yusen Air & Sea Service Co., Ltd. NYK Trading Corporation, UNI-X Corporation, and 568 other subsidiaries

2. Application of the equity method

Number of affiliated companies accounted for by the equity method: 36
(Shinwa Kaiun Kaisha, Ltd. and 35 other companies)

3. Changes in scope of consolidation and application of the equity method

(1) Consolidated subsidiaries

Number of newly consolidated companies: 36

The names of the companies are as follows:

Appias Shipping Pte. Ltd.	Bubona Shipping Pte. Ltd.
Carmenta Shipping Pte. Ltd.	Duellona Shipping Pte. Ltd.
Global Courage S.A.	Hecate Shipping Pte. Ltd.
Hippona Shipping Pte. Ltd.	Honos Shipping Pte. Ltd.
International Cruise Services Ltd.	Juppiter Shipping Pte. Ltd.
Lares Permarini Shipping Pte. Ltd.	Liber Shipping Pte. Ltd.
Marica Shipping Pte. Ltd.	Mens Shipping Pte. Ltd.
Mercurius Shipping Pte. Ltd.	NYK Bulkship (China) Ltd.
NYK de Mexico, S.A. de C.V.	NYK FTC (Singapore) Pte. Ltd.
NYK Information Service (Guangzhou) Ltd.	NYK Line do Brasil LTDA
NYK LNG Finance Co., Ltd.	NYK Logistics (Fuzhou Bonded Zone) Ltd.
NYK Logistics (India) Ltd.	NYK Logistics (Shenzhen) Ltd. (Futian)
NYK Logistics INSD (Thailand) Co., Ltd.	NYK Roro (Thailand) Co., Ltd.
OOO NYK Logistics (CIS)	Orbona Shipping Pte. Ltd.
Pacific Rim Container Depot (S) Pte. Ltd.	PT. NYK Puninar Logistics Indonesia
Salacia Shipping Pte. Ltd.	TSK Line (S) Pte. Ltd.
Ventforet Maritima S.A.	Yusen Air & Sea Service (Beijing) Co., Ltd.
Yusen Air & Sea Service (Philippines) Inc.	Yusen Air & Sea Service (Vietnam) Co., Ltd.

Number of companies excluded from consolidation due to liquidation: 10

The names of the companies are as follows:

Aquarius Shipholding S.A.	Asuka Maritima S.A.
Brandnew Navigation S.A.	Jurohjin Maritima S.A.
Myojin Shipholding S.A.	NYK Alpha Shipping S.A.
NYK International (Netherlands) B.V.	Seaside View Maritima S.A.
Sky Walk Maritima S.A.	Vynal Maritima S.A.

Number of companies excluded due to merger: 2

The names of the companies are as follows:

Global Logistics Investments Co., Ltd.	NYK Logistics (Americas) Inc.

(2) Affiliated companies accounted for by the equity method:

Number of companies newly included as companies accounted for by equity method: 2

The names of the companies are as follows:

Transocean LNG Yuso Ltd.	Pacific Eurus Shipping Ltd.

4. Accounting period of consolidated subsidiaries

For the consolidated subsidiaries whose closing dates of account were different from that of the consolidated statements, financial statements as of the closing date of account of respective companies were used for the purpose of consolidation. Necessary consolidation adjustments have been made to account for significant events, if any, that took place between the two dates. There were 42 consolidated subsidiaries whose closing dates of account fell on June 30 and 1 consolidated subsidiary

whose closing date of account was August 31.
Effective this accounting period, 1 consolidated subsidiary changed their closing dates of account from December 31 to March 31 and made the interim account closing on September 30.

5. Significant accounting policies

(1) Valuation of principal assets

Marketable securities held-to-maturity	Valued at their amortized cost, determined generally by the straight-line method of amortization
Available-for-sale securities	
With market value	Generally stated at the average of market value for the last month of the accounting period under review (All appraisal differentials are reported as a net amount in a separate component of net assets and costs of sales are generally computed by the moving average method.)
Without market value	Generally stated at cost, determined by the moving average method
Derivatives	Valued at market quotation.
Inventories	Generally stated at the lower of cost or market quotation, determined generally by the moving average method

(2) Depreciation and amortization

Tangible non-current assets	
Vessels and buildings	Generally by the straight-line method based on the Japanese Corporation Tax Law
Other tangible assets	Generally by the straight-line method based on the Japanese Corporation Tax Law
Intangible non-current assets	
Computer software	Generally by the straight-line method based generally on the length of period it can be used internally (five years)
Other intangible assets	Generally by the straight-line method based on the Japanese Corporation Tax Law

(3) Recognition of allowances/reserves

Allowance for doubtful accounts	Allowance for doubtful accounts is provided to cover possible losses from bad debts. Allowance with respect to non-classified loans/receivables is calculated based on historical default rates. For classified loans/receivables, an amount deemed to be unrecoverable is recognized based on the prospect of recovery of individual loans/receivables.
Reserve for employees' bonuses	Employees' bonuses accrued is reserved for the portion relevant to the accounting period under review of the amount estimated for payment of the bonuses in the future.
Reserve for directors' bonuses	Directors' bonuses accrued is reserved for the portion relevant to the accounting period under review of the amount estimated for payment of the bonuses in the future.
Reserve for employees' retirement benefits	The estimated amount of potential liability as of the end of the period under review is recorded as reserve for employees' retirement benefits based on projected year-end benefit obligations and outstanding amount of plan assets. Unrecognized actuarial net differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).
Reserve for directors' retirement benefits	Reserve for directors' retirement benefits is recorded at 50 consolidated subsidiaries based on the amount of retirement benefit payable at the end of the accounting period under review in accordance with internal regulations.
Reserve for periodic dry-docking of vessels	Reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-coking in the future.

(4) Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are

accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

(5) Method of Accounting for Material Hedge Transactions

For the derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a Deferred Hedge Method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For the currency swap contracts and forward foreign exchange contracts that meet the required conditions of the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate stipulated in respective contracts. For the interest rate swap contracts and interest rate cap contracts that meet specified conditions of the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. Interest rate swaps are used to hedge the borrowings and bonds against possible changes in interest rates, while currency swap, forward exchange contracts and foreign currency denominated assets/liabilities are used to hedge monetary assets and liabilities and other foreign currency denominated transactions against possible changes in exchange rates. Swap transactions are used to hedge fuel oil against possible fluctuations in price. Semi-annually, the Company evaluates effectiveness of hedging transactions by comparing accumulated changes in market price and cash flows of hedging transactions with those of the hedged transactions, provided that interest rate swap and interest rate cap transactions that are subject to special accounting treatment as noted above are excluded from the evaluation.

6. Scope of cash and cash equivalents in the interim consolidated statements of cash flows

Cash and cash equivalents in the interim consolidated statements of cash flows are composed of cash on hand, bank deposits withdrawable on demand, and short-term investments with original maturities of three months or less, which are exposed to minor value fluctuation risks.

<Changes in Accounting Methods>

1. Effective this interim period, the Company adopted "Accounting Standard for Directors' Bonuses" (ASBJ Statement No. 4 issued by Accounting Standards Board of Japan on November 29, 2005). As a result, operating income, income before extraordinary items and income before income taxes decreased ¥180 million respectively.

2. Effective this period, the Company adopted "Tentative Solution on Accounting for Deferred Assets" (PITF No.19 issued by Accounting Standards Board of Japan on August 11, 2006) to bond issuing expenses for bonds issued during the period. Following the adoption, bond issuing expenses, which had formerly been amortized evenly by every accounting period over three years, were now amortized monthly through the redemption. This resulted in an increase of income before extraordinary items and income before income taxes by ¥261 million.

3. Effective this period, the Company adopted the revised "Accounting Standards for Financial Instruments" (ASBJ Statement No. 10 issued by Accounting Standards Board of Japan on August 11, 2006). The adoption of the standard did not affect the Company's earnings.

4. Effective this period, the Company adopted "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued by Accounting Standards Board of Japan on December 9, 2005) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8 issued by Accounting Standards Board of Japan on December 9, 2005). As a result, the amount that would have been presented as "shareholders' equity" in the former accounting method was ¥592,341 million. Meanwhile, reflecting the revision of the Regulations on Interim Consolidated Financial Statements, net assets in the consolidated interim balance sheet for the period are presented in accordance with the revised Regulations on Interim Consolidated Financial Statements.

<Additional Information>

1. The Company had previously recorded shipping related revenues and expenses, other than those related to operations using container ship, based on the completion of voyage as a unit, where a voyage from the port of departure to the port of destination was treated as one unit, and as a general rule for clerical convenience, a single port in the Far East had been specified as both the port of departure and the port of destination. However, reflecting the actual services in recent years, the Company decided that, effective this interim period, the port of departure and the port of destination could be different. As a result, gross profit, operating income, income before extraordinary items and income before income taxes increased ¥1,902 million respectively.

2. Previously, the Company had recorded revenues and expenses from transportation by vessels in the Latin America and Africa group on a voyage completion basis. However, given growing similarity between the group's shipping operations

and container ship operations, for which revenues and expenses are recognized proportionately as shipments move, the Company decided to record revenues and expenses for the group on a percentage-of-completion basis, effective this interim period. This resulted in a ¥2,394 million increase in revenue, operating income, income before extraordinary items and income before income taxes.

<Notes>

[Balance Sheets]

1. Accumulated depreciation of tangible non-current assets ¥788,384 million
2. Notes receivable discounted and endorsed ¥56 million
3. Guarantees of loans ¥79,827 million
Share of joint obligations assumed by third party ¥37,008 million

[Statements of Changes in Net Assets]

Six months ended September 30, 2006(April 1, 2006 to September 30, 2006)

1. Shares issued and outstanding

	Number of shares as of March 31, 2006	Increase (shares)	Decrease (shares)	Number of shares as of September 30, 2006
Ordinary shares	1,230,188,073	-	-	1,230,188,073

2. Treasury stock

	Number of shares as of March 31, 2006	Increase (shares)	Decrease (shares)	Number of shares as of September 30, 2006
Ordinary shares	9,724,966	174,004	8,393,227	1,505,743

<Reasons for change>

Increase in the number of treasury stock represents purchase of shares constituting less than one unit.

Decrease in the number of treasury stock represents a decrease of 8,368,000 shares due to the capital tie-up with Yamato Holdings Co., Ltd. and a decrease of 25,227 shares due to the sale of odd-lot shares.

3. Dividends

(1) Dividend paid

Date of approval	Type of share	Total dividend paid	Dividend per share	Record date	Effective Date
Annual general meeting of shareholders on June 28, 2006	Ordinary share	10,984 million yen	9.00 yen	March 31, 2006	June 29, 2006

(2) Dividends for which the effective date occurs after the six-month period under review, out of dividends for which the record date occurred during the period under review.

Date of approval	Type of share	Source of cash dividend	Total dividend paid	Dividend per share	Record date	Effective Date
The meeting of the Board of Directors on November 9, 2006	Ordinary share	Retained earnings	11,058 million yen	9.00 yen	September 30, 2006	December 4, 2006

[Statements of Cash Flows]

Reconciliation of the cash and cash equivalent amounts stated in the Consolidated Balance Sheets to the amounts stated in the Consolidated Statements of Cash Flows.

(In million yen)

	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Cash and time deposits	86,943	76,037	80,604
Time deposits with maturity of over three months	-3,446	-2,142	-2,116
Cash and cash equivalents	83,496	73,895	78,487

5. Segment Information

(1) Segment information by business

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Revenues										
(1) Revenues from customer	288,063	367,381	226,670	46,917	24,241	4,508	95,859	1,053,643	-	1,053,643
(2) Inter-segment revenues	2,572	3,195	1,114	15,319	-	1,270	43,015	66,488	-66,488	-
Total	290,636	370,577	227,785	62,236	24,241	5,779	138,875	1,120,131	-66,488	1,053,643
Operating costs and expenses	295,383	323,416	221,023	58,447	20,123	4,184	150,447	1,073,025	-66,516	1,006,509
Operating income/loss	-4,746	47,161	6,761	3,788	4,118	1,594	-11,572	47,106	27	47,133
Income/loss before extraordinary items	-4,848	46,612	7,201	2,439	3,860	1,990	-8,353	48,902	5	48,908

Six months ended September 30, 2005 (April 1, 2005 – September 30, 2005)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Revenues										
(1) Revenues from customer	258,616	320,624	198,221	42,376	23,435	4,580	51,661	899,516	-	899,516
(2) Inter-segment revenues	1,867	2,503	874	13,633	-	1,670	30,126	50,676	-50,676	-
Total	260,484	323,128	199,095	56,010	23,435	6,250	81,787	950,192	-50,676	899,516
Operating costs and expenses	244,770	271,039	193,719	52,271	20,771	4,691	82,396	869,660	-50,673	818,986
Operating income/loss	15,713	52,088	5,375	3,739	2,664	1,558	-608	80,532	-2	80,529
Income/loss before extraordinary items	16,208	52,568	5,510	789	2,371	1,906	-114	79,240	-2	79,237

Year ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Revenues										
(1) Revenues from customer	534,636	672,779	424,645	83,109	40,750	9,451	163,929	1,929,302	-	1,929,302
(2) Inter-segment revenues	4,542	4,957	1,785	28,365	-	3,071	70,339	113,062	-113,062	-
Total	539,178	677,736	426,431	111,475	40,750	12,523	234,269	2,042,364	-113,062	1,929,302
Operating costs and expenses	523,153	571,399	413,680	104,174	40,229	9,673	239,628	1,901,939	-113,118	1,788,821
Operating income/loss	16,025	106,337	12,750	7,300	520	2,849	-5,359	140,425	55	140,481
Income/loss before extraordinary items	17,535	108,229	12,992	2,188	-207	3,410	-3,699	140,449	2	140,451

Notes:

1. Change of classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup. From this accounting period, "tugboat operation," which has been hitherto included in "Other" segment, is categorized into "Terminal and Harbor Transport" segment in order to improve consistency with the categories used for business management. The effect on the segment information arising from this change is minimal.

2. Classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup as well as by referencing Japan Standard Industrial Classification.
3. Major operation and services in each segment:

Liner Trade	Ocean cargo shipping, ship owning and chartering, shipping agency (dedicated to the servicing of Group company needs)
Other Shipping	Ocean・coastal cargo shipping, ship owning and chartering, overseas shipping agency (dedicated to the servicing of Group company needs)
Logistics	Warehouse operation, cargo transport/handling business
Terminal and Harbor Transport	Container terminals business, harbor transport services, tugboat operation
Cruise	Ownership and operation of passenger boats
Real Estate	Rental, management and sale of real estate properties
Other	Domestic shipping agency (dedicated to the servicing of Group and non-Group company needs), wholesaling of ship machinery and furniture, other services related to transport, information-processing business, wholesaling of oil products, travel agency, and air freight services.

4. Common operating expenses are allocated to individual segments.
5. During the six-month period under review, operational results of the Other segment includes those of the air freight business as follows: revenues of ¥48,582 million (including ¥44,194 million from external customers and ¥4,387 million in inter-segment revenue or transfer), operating expenses of ¥59,206 million; operating loss of ¥10,623 million and loss before extraordinary items of ¥8,472 million.

(2) Segment information by region

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
Revenues (1) Revenues from customer	813,724	104,885	78,353	53,538	3,141	1,053,643	-	1,053,643
(2) Inter-segment revenues	7,524	19,364	5,090	6,962	1,987	40,929	-40,929	-
Total	821,248	124,250	83,443	60,500	5,129	1,094,572	-40,929	1,053,643
Operating costs and expenses	789,366	116,196	80,470	56,464	5,057	1,047,555	-41,046	1,006,509
Operating income/loss	31,882	8,053	2,972	4,036	71	47,017	116	47,133
Income/loss before extraordinary items	33,032	8,008	2,240	5,592	-374	49,247	-338	48,908

Six months ended September 30, 2005 (April 1, 2005 – September 30, 2005)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
Revenues (1) Revenues from customer	682,832	97,239	73,957	41,865	3,621	899,516	-	899,516
(2) Inter-segment revenues	7,376	15,194	5,556	6,005	1,003	35,135	-35,135	-
Total	690,209	112,434	79,513	47,870	4,624	934,652	-35,135	899,516
Operating costs and expenses	623,125	106,429	75,981	44,174	4,599	854,309	-35,323	818,986
Operating income/loss	67,083	6,004	3,532	3,696	25	80,342	187	80,529
Income/loss before extraordinary items	66,841	4,956	2,718	5,259	139	79,914	-677	79,237

Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
Revenues (1) Revenues from customer	1,480,214	198,603	152,308	90,409	7,767	1,929,302	-	1,929,302
(2) Inter-segment revenues	15,105	33,896	10,537	12,428	1,957	73,926	- 73,926	-
Total	1,495,319	232,500	162,845	102,838	9,724	2,003,228	- 73,926	1,929,302
Operating costs and expenses	1,379,144	223,763	156,309	94,215	9,549	1,862,983	- 74,162	1,788,821
Operating income/loss	116,175	8,736	6,536	8,622	174	140,245	235	140,481
Income/loss before extraordinary items	115,593	7,432	5,018	12,558	512	141,114	- 663	140,451

Notes

1. Classification of geographic segment: Geographic segments are classified by geographic proximity.
2. Major countries or regions in each segment:
   (1) North America ·········U.S.A., Canada
   (2) Europe························U.K., Germany, Netherlands, Italy, France, Belgium
   (3) Asia···························Singapore, Thailand, Hong Kong, China
   (4) Other areas ···············Australia
3. Common operating expenses are allocated to individual segments.

(3) Overseas Sales

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	308,034	179,855	198,459	174,657	861,006
II. Consolidated revenues					1,053,643
III. Ratio of overseas to total consolidated revenues	29.2%	17.1%	18.8%	16.6%	81.7%

Six months ended September 30, 2005 (April 1, 2005 – September 30, 2005)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	271,277	155,219	178,887	153,937	759,322
II. Consolidated revenues					899,516
III. Ratio of overseas to total consolidated revenues	30.2%	17.2%	19.9%	17.1%	84.4%

Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	579,002	331,697	390,104	322,027	1,622,832
II. Consolidated revenues					1,929,302
III. Ratio of overseas to total consolidated revenues	30.0%	17.2%	20.2%	16.7%	84.1%

Notes:

1. Classification of geographic segment: Geographic segments are classified by geographic proximity.
2. Major countries or regions in each segment:
   (1) North America ·········U.S.A., Canada
   (2) Europe·······················U.K., Germany, France, Italy, and other European countries
   (3) Asia··························Countries in Southeast Asia, East Asia, Southwest Asia and Middle East
   (4) Other areas ················Countries in Oceania, Central and South America, and Africa
3. Overseas revenues are largely accounted for by the revenue from ocean cargo shipping.

6. Lease Transactions

1. Finance lease, except those for which the ownership of leased assets are deemed to be transferred to lessees (which are accounted for by the method similar to that applicable to ordinary operating leases)

(1) As lessees

a. Acquisition cost, accumulated depreciation and net balance of leased assets at the end of the six-month period under review

(In million yen)

	Six months ended September 30, 2006			Year ended March 31, 2006			Six months ended September 30, 2005		
	Acquisition cost	Accumulated depreciation	Net balance at end of period	Acquisition cost	Accumulated depreciation	Net balance at end of year	Acquisition cost	Accumulated depreciation	Net balance at end of period
Vessels	6,490	2,708	3,782	6,467	2,481	3,985	6,231	2,167	4,063
Aircraft	29,427	2,860	26,566	29,427	1,634	27,792	29,427	408	29,018
Equipment and fixtures	77,958	25,416	52,541	67,794	20,940	46,854	64,325	19,197	45,128
Other tangible non-current assets	2,336	1,295	1,040	2,206	1,305	900	2,215	1,276	939
Total	116,212	32,281	83,931	105,895	26,362	79,533	102,199	23,049	79,150

Some of the figures in the above table include interest costs.

b. Future lease rental payments

(In million yen)

	As of September 30, 2006	As of March 31, 2006	As of September 30, 2005
Within one year	12,362	10,952	10,109
More than one year	74,219	71,380	70,566
Total	86,581	82,333	80,676

Some of the figures in the above table include interest costs.

c. Lease rental expenses, depreciation and interest expenses

(In million yen)

	Six months ended September 30, 2006	Year ended March 31, 2006	Six months ended September 30, 2005
Lease rental expenses for the period	6,589	9,813	3,931
Depreciation	6,031	9,056	3,630
Interest expenses	769	987	410

d. Method of depreciation

Depreciation is based on the straight-line method over the lease term of the leased assets with no residual value.

e. Interest expenses

Difference between the total lease expenses and acquisition cost of the leased asset concerned is assumed to represent interest expense, and allocation to each period is based on the interest method.

(2) As lessors

a. Acquisition cost, accumulated depreciation and net balance of leased assets at the end of the six-month period under review

(In million yen)

	Six months ended September 30, 2006			Year ended March 31, 2006			Six months ended September 30, 2005		
	Acquisition cost	Accumulated depreciation	Net balance at end of period	Acquisition cost	Accumulated depreciation	Net balance at end of year	Acquisition cost	Accumulated depreciation	Net balance at end of period
Equipment and fixtures	15	11	4	15	10	4	272	252	19
Other tangible non-current assets	35	8	26	35	7	27	39	11	27
Total	50	19	30	50	18	32	312	264	47

b. Future lease income

(In million yen)

	As of September 30, 2006	As of March 31, 2006	As of September 30, 2005
Within one year	9	16	27
More than one year	121	123	137
Total	131	139	164

Future lease income includes interest income as the sum of the future lease income and residual values account for only a nominal portion of the total operating assets as of the end of the accounting period.

c. Lease rental income, and depreciation

(In million yen)

	Six months ended September 30, 2006	Year ended March 31, 2006	Six months ended September 30, 2005
Lease rental expenses for the period	8	50	25
Depreciation	1	7	4

2. Operating leases

(1) As lessees

Future lease rental payments

(In million yen)

	As of September 30, 2006	As of March 31, 2006	As of September 30, 2005
Within one year	45,591	44,068	42,732
More than one year	228,728	229,551	230,732
Total	274,319	273,620	273,464

(2) As lessors

Future lease rental income

(In million yen)

	As of September 30, 2006	As of March 31, 2006	As of September 30, 2005
Within one year	1,055	1,002	983
More than one year	1,602	1,695	1,973
Total	2,657	2,697	2,956

7. Marketable Securities

As of September 30, 2006

1. Marketable securities held-to-maturity with market value

(In million yen)

	Book value	Market value	Unrealized gain/loss
(1) Government bonds, municipal bonds, etc.	440	443	2
(2) Corporate bonds	802	790	-12
(3) Other	1	1	0
Total	1,245	1,235	-9

2. Available-for-sale securities with market value

(In million yen)

	Acquisition cost	Book value	Unrealized gain/loss
(1) Stocks	137,613	324,855	187,241
(2) Bonds			
(a) Government bonds, municipal bonds, etc.	-	-	-
(b) Corporate bonds	-	-	-
(c) Other	-	-	-
(3) Other	80	83	3
Total	137,694	324,939	187,245

3. Marketable securities not marked-to-market and their balance sheet values

Available-for-sale securities
Unlisted shares ¥17,462 million

As of March 31, 2006

1. Marketable securities held-to-maturity with market value

(In million yen)

	Book value	Market value	Unrealized gain/loss
(1) Government bonds, municipal bonds, etc.	189	191	1
(2) Corporate bonds	802	784	-17
(3) Other	41	41	0
Total	1,034	1,018	-15

2. Available-for-sale securities with market value

(In million yen)

	Acquisition cost	Book value	Unrealized gain/loss
(1) Stocks	122,632	324,183	201,550
(2) Bonds			
(a) Government bonds, municipal bonds, etc.	60	62	2
(b) Corporate bonds	-	-	-
(c) Other	-	-	-
(3) Other	33	38	4
Total	122,726	324,284	201,557

3. Marketable securities not marked-to-market and their balance sheet values

Available-for-sale securities
Unlisted shares ¥16,780 million

As of September 30, 2005

1. Marketable securities held-to-maturity with market value

(In million yen)

	Book value	Market value	Unrealized gain/loss
(1) Government bonds, municipal bonds, etc.	289	297	7
(2) Corporate bonds	802	802	-0
(3) Other	71	71	0
Total	1,163	1,171	7

2. Available-for-sale securities with market value

(In million yen)

	Acquisition cost	Book value	Unrealized gain/loss
(1) Stocks	122,553	251,236	128,682
(2) Bonds			
(a) Government bonds, municipal bonds, etc.	2	2	0
(b) Corporate bonds	282	282	-
(c) Other	-	-	-
(3) Other	33	33	-0
Total	122,872	251,555	128,682

3. Marketable securities not marked-to-market and their balance sheet values

Available-for-sale securities
Unlisted shares ¥15,520 million

8. Derivative Transactions

(In million yen)

	As of September 30, 2006			As of March 31, 2006			As of September 30, 2005		
	Contract amount	Market value	Unrealized gain/loss	Contract amount	Market value	Unrealized gain/loss	Contract amount	Market value	Unrealized gain/loss
Currency related:									
Forward exchange contracts	5,501	5,512	2	7,796	7,992	-209	9,643	9,736	-105
Currency swaps	414	0	0	90	3	3	4,741	0	0
Interest rate related:									
Interest rate swaps	14,845	68	68	19,651	96	96	20,292	29	29
Total			72			-110			-75

Notes:

1. The contract (notional) amounts of interest rate swap and currency swap contracts in the above table are used only as reference amounts for the calculation of amounts of interest to be exchanged. They are not the actual amounts exchanged, and should not be taken to represent the degree of market or credit risks assumed by the Company or its consolidated subsidiaries. These swap transaction are entered into in order to hedge against interest rate and foreign exchange risks associated with the financing activities that are required to maintain operating activities. The Company and its consolidated subsidiaries do not engage in trading of derivative instruments.
2. Market value of forward exchange contracts at the end of the interim or full-year period under review is quoted from the forward foreign exchange rate market.
3. Market value of currency swaps and interest rate swaps at the end of the interim or full-year period under review is calculated based on the price presented by counterparty financial institutions, etc.
4. Items for which hedge accounting is applied are excluded from the above table.

9. Supplementary Information

*All amounts are rounded down to the nearest million yen.

1. Consolidated operating results (2002 – 2006)

(In 100 million yen)

	Year ended March 31, 2003	Six months ended September 30, 2003	Year ended March 31, 2004	Six months ended September 30, 2004	Year ended March 31, 2005	Six months ended September 30, 2005	Year ended March 31, 2006	Six months ended September 30, 2006
Revenues	12,492	6,800	13,983	7,681	16,060	8,995	19,293	10,536
Operating income	691	444	919	919	1,613	805	1,404	471
Income before extraordinary items	503	373	746	746	1,548	792	1,404	489
Net income for the year	142	212	348	348	713	483	920	295

2. Quarterly operating results

Year ending March 31, 2007

(In 100 million yen)

	Apr 1, 2006 – Jun 30 2006	Jul 1, 2006 – Sep 30, 2006	Oct 1, 2006 – Dec 31, 2006	Jan 1, 2007 – Mar 31, 2007
	1Q	2Q	3Q	4Q
Revenues	5,247	5,289		
Operating income	225	246		
Income before extraordinary items	223	266		
Net income for the quarter	123	172		
Net income per share for the quarter	¥10.09	¥14.01		
Net income per share for the quarter – fully diluted	-	-		
Total asset	19,143	19,835		
Shareholders' equity	6,128	6,434		
Shareholders' equity per share	¥468.06	¥490.85		

Year ended March 31, 2006

(In 100 million yen)

	Apr 1, 2005 – Jun 30 2005	Jul 1, 2005 – Sep 30, 2005	Oct 1, 2005 – Dec 31, 2005	Jan 1, 2006 – Mar 31, 2006
	1Q	2Q	3Q	4Q
Revenues	4,306	4,689	5,242	5,055
Operating income	365	440	394	204
Income before extraordinary items	363	429	416	195
Net income for the quarter	217	266	277	159
Net income per share for the quarter	¥17.85	¥21.80	¥22.71	¥12.66
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	15,495	17,192	18,732	18,774
Shareholders' equity	4,311	4,897	5,508	5,753
Shareholders' equity per share	¥353.16	¥401.21	¥451.34	¥471.05

Notes:

1. The above operating results are based on the results for the first quarter and the cumulative results for the first six, nine and twelve months, and are computed by taking the difference between the two adjacent periods.
2. Diluted net income per share data are not shown in the above table, as there are no residual shares outstanding.

3. Change in number of NYK fleet

Following are the fleet owned or co-owned by the Company and its consolidated subsidiaries.
The tonnage figures for the co-owned vessels are adjusted to represent the equity ownership in respective vessels by the Company and its consolidated subsidiaries.

		Year ended March 31, 2006		Decrease during the year		Increase during the year		Six months ended September 30, 2006	
		Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)
Containerships (including semi-container ship)	Owned	26	930,421					26	930,421
	Co-owned	1	21,813					1	21,813
Bulk Carriers (Capesize)	Owned	39	5,724,202			1	180,182	40	5,904,384
	Co-owned	5	329,045					5	329,045
Bulk Carriers (Panamax and Handysize)	Owned	37	1,583,374			2	98,841	39	1,682,215
Wood Chip Carriers	Owned	12	522,591	1	46,898			11	475,693
Car Carriers	Owned	35	539,781			1	11,430	36	551,211
	Co-owned	2	12,942					2	12,942
Reefer Carriers	Owned	12	118,766					12	118,766
Tankers	Owned	22	4,054,056			1	48,555	23	4,102,611
	Co-owned	17	1,404,191					17	1,404,191
LNG Carriers	Co-owned	22	606,955					22	606,955
Cruise Ships	Owned	2	13,417					2	13,417
Other	Owned	14	133,276			1	30,401	15	163,677
	Co-owned	3	5,025					3	5,025
Total	Owned	199	13,619,884			6	369,409	204	13,942,395
	Co-owned	50	2,379,971	0	0	0	0	50	2,379,971

4. Vessels under construction as of September 30, 2006 (on a consolidated basis)

Vessels under construction by the Company and its consolidated subsidiaries are as follows:

Type of vessel	Number of vessels	Kt (dwt)
Containerships (including semi-container ship)	29	1,952,792
Bulk Carriers (Capesize)	30	5,183,248
Bulk Carriers (Panamax and Handysize)	22	986,000
Wood Chip Carriers	13	707,200
Car Carriers	25	418,750
Tankers	11	1,958,325
LNG Carriers	6	438,220
Other	0	0
Total	136	11,644,535

5. Fleet in Operation as of September 30, 2006 (on a consolidated basis)

Type of vessel	Six months ended September 30, 2006		Year ended March 31, 2006		Change	
	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)
Containerships (including semi-containership)	134	4,697,581	141	4,676,895	-7	-69,314
Bulk Carriers (Capesize)	95	13,501,679	97	13,604,859	-2	-103.180
Bulk Carriers (Panamax and Handysize)	157	7,035,776	156	6,888,244	1	147,532
Wood Chip Carriers	47	2,215,881	46	2,149,816	1	66,065
Car Carriers	117	1,698,568	113	1,681,168	4	17,400
Reefer Carriers	27	252,718	27	252,718	0	0
Tankers	68	11,423,922	66	11,054,742	2	369,180
LNG Carries	23	1,620,255	22	1,548,410	1	71,845
Cruise Ships	3	21,577	3	21,577	0	0
Other	37	400,088	38	389,867	-1	10,221
		42,778,045	709	42,268,296	-1	509,749

6. Aircrafts in Operation as of September 30, 2006 (on a consolidated basis)

	Six months ended September 30, 2006		Year ended March 31, 2006		Change	
	Number of aircrafts	Maximum take-off weight (t)	Number of aircrafts	Maximum take-off weight (t)	Number of aircrafts	Maximum take-off weight (t)
Aircrafts	10	3,817	12	4,572	-2	-756

7. Number of employees as of September 30, 2006 (on a consolidated basis)

	Six months ended September 30, 2006	Year ended March 31, 2006	Change
Liner Trade	3,156	2,943	213
Other Shipping	1,157	1,150	7
Logistics	15,063	13,971	1,092
Terminal Harbor & Transport	4,494	3,886	608
Cruise	357	401	-44
Real Estate	58	69	-11
Other	2,664	3,061	-397
Corporate and elimination	293	251	42
Total	27,242	25,732	1,510

8. Containers in operation as of fiscal year-end (on a consolidated basis)

Six months ended September 30, 2006	Six months ended September 30, 2005	Change	Year ended March 31, 2006
614,033 TEU	554,072 TEU	59,961 TEU (10.82%)	563,563 TEU

9. Foreign exchange rate information (on a consolidated basis)

Exchange rate per US$1	Six months ended September 30, 2006	Six months ended September 30, 2005	Yen depreciated against dollars by	Year ended March 31, 2006
Average exchange rate during the period	115.26 ¥/US$	109.39 ¥/US$	¥5.87	113.09 ¥/US$
Exchange rate at end of period	117.90 ¥/US$	113.19 ¥/US$	¥4.71	117.47 ¥/US$

10. Bunker oil prices information (on a consolidated basis)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Change	Year ended March 31, 2006
Bunker oil prices per metric ton	US$336.04/MT	US$259.84/MT	Up US$76.20	US$283.08/MT

11. Balance of interest-bearing debt at end of period (on a consolidated basis)

(In 100 million yen)

	Six months ended September 30, 2006	Year ended March 31, 2006	Change	Six months ended September 30, 2005
Loans	6,351	6,265	86	6,108
Corporate bonds	1,891	1,068	823	1,068
Commercial paper	370	327	43	290
Total	8,613	7,660	953	7,466

Financial Results
For the Six Months Ended September 30, 2006 – Non-Consolidated

November 9, 2006

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security code:	9101
Listings:	The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL:	http://www.nykline.co.jp/
Head office:	Tokyo Japan
Representative:	Koji Miyahara, President
Contact:	Yuji Isoda, General Manager, IR Group Tel: +81-3-3284-5986
	Keizo Nagai, General Manager, Corporate Communication Group Tel: +81-3-3284-5058

Date of the meeting of the board of directors:	November 9, 2006
Scheduled commencement date of dividend payment:	December 4, 2006
The minimum number of shares constituting a unit of voting right:	1,000 shares

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2006 (April 1, 2006 to September 30, 2006)

(1) Operating Results

(Amounts rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	million yen	%	million yen	%	million yen	%
Six months ended September 30, 2006	532,246	16.4	20,618	-50.5	26,738	-42.0
Six months ended September 30, 2005	457,446	11.8	41,688	-9.1	46,132	1.1
Year ended March 31, 2006	962,857		72,938		82,018	

	Net income		Net income per share
	million yen	%	yen
Six months ended September 30, 2006	20,578	-24.9	16.78
Six months ended September 30, 2005	27,410	35.2	22.45
Year ended March 31, 2006	53,458		43.64

Notes:
1. Average number of shares issued and outstanding during the period:
   Six months ended September 30, 2006: 1,226,415,521 shares
   Six months ended September 30, 2005: 1,220,839,270 shares
   Year ended March 31, 2006: 1,220,722,413 shares
2. Changes in accounting policy during the period: None
3. The percentage figures shown in revenues, operating income, income before extraordinary items and net income represent year-on-year changes.
4. Net income per share – fully diluted data are not shown in the above table, as there are no potential common stock outstanding.

(2) Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	million yen	million yen	%	yen
Six months ended September 30, 2006	1,144,162	466,366	40.8	379.55
Six months ended September 30, 2005	997,582	403,640	40.5	330.66
Year ended March 31, 2006	1,101,991	462,891	42.0	379.11

Notes: 1. Total issued and outstanding shares at the end of the period:
Six months ended September 30, 2006: 1,228,721,396 shares
Six months ended September 30, 2005: 1,220,716,809 shares
Year ended March 31, 2006: 1,220,502,173 shares
2. Number of treasury stock at the end of the period:
Six months ended September 30, 2006: 1,466,677 shares
Six months ended September 30, 2005: 9,471,264 shares
Year ended March 31, 2006: 9,685,900 shares

2. Forecast of Non-consolidated Earnings for the Year Ending March 31, 2007

(April 1, 2006 to March 31, 2007)

	Revenues	Operating income	Income before extraordinary items	Net income
	million yen	million yen	million yen	million yen
Full year	1,035,000	52,000	57,000	38,000

Reference: Projected net income per share for the full year: ¥30.93

Prerequisites for forecasts: Foreign exchange rate (for the third and fourth quarter) ¥110/US$
Bunker oil price (for the third and fourth quarter) US$330/MT

3. Dividends

Cash Dividends	Dividend per share (yen)		
	Interim	End of year	Full year
Year ended March 31, 2006	9.00	9.00	18.00
Year ending March 31, 2007 (Actual)	9.00	-	18.00
Year ending March 31, 2007 (Forecast)	-	9.00	

* The above forecast incorporates certain assumptions the Company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures. Refer to the attachment for assumptions and other matters related to the forecast.

10. Interim Non-consolidated Financial Statements

(1) Interim Non-consolidated Balance Sheets

(In million yen)

	As of September 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of September 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
Current assets							
Cash and time deposits	15,645		11,808		3,836	11,764	
Accounts receivable-trade	72,331		66,071		6,259	67,252	
Short-term loans	62,684		93,446		-30,762	83,994	
Advances paid	-		1,072		-1,072	1,156	
Inventories	20,691		21,270		-579	17,395	
Deferred/prepaid expenses	38,926		48,089		-9,162	41,208	
Receivable from agencies	11,355		5,610		5,745	6,908	
Deferred tax assets	8,179		7,738		440	6,179	
Other	47,832		14,703		33,128	18,137	
Allowance for doubtful accounts	-18,295		- 21,572		3,277	-17,382	
Total current assets	259,350	22.7	248,239	22.5	11,111	236,614	23.7
Non-current assets							
[Tangible non-current assets]							
Vessels	88,207		94,472		-6,265	102,170	
Buildings	21,957		22,493		-535	22,823	
Structures	864		892		-27	949	
Machinery and equipment	561		625		-63	709	
Vehicles	72		90		-17	112	
Equipment and fixtures	1,397		1,577		-180	1,639	
Land	31,062		31,059		2	31,121	
Construction in progress	343		22		321	227	
Total tangible non-current assets	144,468	12.6	151,235	13.7	-6,766	159,754	16.0
[Intangible non-current assets]							
Leasehold	511		511		-	513	
Software	25,963		22,832		3,131	18,857	
Other	129		142		-13	153	
Total intangible non-current assets	26,604	2.3	23,486	2.1	3,118	19,524	2.0
[Investments and other assets]							
Investment securities	324,060		328,825		-4,764	256,529	
Shares of affiliates and investment in affiliates	218,079		180,548		37,530	171,289	
Long-term loans	148,897		149,570		-672	135,370	
Other	29,632		29,088		543	27,918	
Allowance for doubtful accounts	-8,580		-9,062		482	-9,509	
Total investments and other assets	712,088	62.3	678,970	61.7	33,118	581,599	58.3
Total non-current assets	883,162	77.2	853,691	77.5	29,470	760,877	76.3
Deferred assets							
Bond issuance expenses	1,649		60		1,588	90	
Total deferred assets	1,649	0.1	60	0.0	1,588	90	0.0
Total assets	1,144,162	100.0	1,101,991	100.0	42,171	997,582	100.0

(In million yen)

	As of September 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of September 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
Current liabilities							
Accounts payable-trade	74,700		70,670		4,030	63,604	
Current portion of long term corporate bonds	800		4,800		-4,000	4,000	
Short-term bank loans	38,323		44,563		-6,239	50,314	
Commercial paper	37,000		32,700		4,300	29,000	
Accounts payable-other	4,272		3,950		321	3,234	
Income tax payable	6,389		15,914		-9,524	18,253	
Advances received	27,349		35,052		-7,702	27,354	
Deposits payable	36,991		41,123		-4,132	42,256	
Payable to agencies	3,230		3,629		-399	2,977	
Employees' bonuses accrued	2,580		3,090		-510	2,787	
Directors' bonuses accrued	80		-		80	-	
Other	7,441		11,224		-3,782	8,093	
Total current liabilities	239,159	20.9	266,719	24.2	-27,559	251,877	25.2
Long-term liabilities							
Bonds	188,369		102,000		86,369	102,800	
Long-term debt	181,072		193,650		-12,577	190,029	
Deferred tax liabilities	53,038		58,730		-5,692	29,331	
Reserve for employees' retirement benefits	-		847		-847	1,095	
Reserve for periodic dry docking of vessels	2,053		1,398		655	1,874	
Other	14,102		15,753		-1,651	16,933	
Total long-term liabilities	438,636	38.3	372,380	33.8	66,256	342,064	34.3
Total liabilities	677,795	59.2	639,099	58.0	38,696	593,942	59.5
Shareholders' equity							
Common stock	-	-	88,531	8.0	-	88,531	8.9
Additional paid-in capital							
Capital reserve	-	-	93,198	8.4	-	93,198	9.4
Retained earnings	-	-	164,117	14.9	-	149,056	14.9
Legal reserve	-		13,146		-	13,146	
Voluntary reserves							
Reserve for dividends payable	-		50		-	50	
Special depreciation reserve	-		3,420		-	3,420	
Reserve for possible loss on investment	-		2		-	2	
Reserve for advanced depreciation	-		3,102		-	3,102	
General reserve	-		73,324		-	73,324	
Unappropriated retained earnings	-		71,070		-	56,009	
Net unrealized holding gain on available-for-sale securities	-	-	120,807	11.0	-	76,452	7.7
Treasury stock	-	-	-3,762	-0.3	-	-3,597	-0.4
Total shareholders' equity	-	-	462,891	42.0	-	403,640	40.5
Total liabilities and shareholders' equity	-	-	1,101,991	100.0	-	997,582	100.0

(In million yen)

	As of September 30, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of September 30, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Net assets							
Shareholders' capital							
Common stock	88,531	7.7	-	-	-	-	-
Additional paid-in capital							
Capital reserve	93,198		-		-	-	
Other additional paid-in capital	2,751		-		-	-	
Total additional paid-in capital	95,949	8.4	-	-	-	-	-
Retained earnings							
Legal reserve	13,146		-		-	-	
Other retained earnings							
Reserve for dividends payable	50		-		-	-	
Special depreciation reserve	1,270		-		-	-	
Reserve for possible loss on investment	0		-		-	-	
Reserve for advanced depreciation	2,892		-		-	-	
General reserve	98,324		-		-	-	
Retained earnings carried forward	57,841		-		-	-	
Total retained earnings	173,526	15.2	-	-	-	-	-
Treasury stock	-622	-0.0	-	-	-	-	-
Total shareholders' capital	357,384	31.3	-	-	-	-	-
Valuation and translation adjustments							
Net unrealized holding gain on available-for-sale securities	111,013		-		-	-	-
Net deferred gains on hedge contracts	-2,031		-		-	-	-
Total valuation and translation adjustments	108,981	9.5	-	-	-	-	-
Total net assets	466,366	40.8	-	-	-	-	-
Total liabilities and net assets	1,144,162	100.0	-	-	-	-	-

(2) Interim Non-consolidated Statements of Income

(In million yen)

	Six months ended September 30, 2006 (A)		Six months ended September 30, 2005 (B)		(A)-(B)	Year ended March 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Revenues from shipping business	528,220		453,174		75,045	954,660	
Cost of shipping business	488,295		390,833		97,461	840,247	
Profit from shipping business	39,924	7.5	62,341	13.7	-22,416	114,412	11.9
Revenues from other businesses	4,026		4,272		-245	8,197	
Cost of other businesses	2,878		3,238		-359	6,160	
Profit from other businesses	1,147	0.2	1,033	0.2	114	2,036	0.2
Gross operating income	41,072	7.7	63,374	13.9	-22,302	116,449	12.1
General and administrative expenses	20,454		21,686		-1,232	43,510	
Operating income	20,618	3.9	41,688	9.1	-21,069	72,938	7.6
Non-operating income							
Interest and dividend income	9,109		6,191		2,917	13,597	
Other non-operating income	1,626		2,683		-1,056	4,232	
Total non-operating income	10,735	2.0	8,874	1.9	1,860	17,830	1.8
Non-operating expenses							
Interest expenses	3,567		3,838		-270	7,392	
Other non-operating expenses	1,047		591		455	1,357	
Total non-operating expenses	4,615	0.9	4,430	0.9	184	8,750	0.9
Income before extraordinary items	26,738	5.0	46,132	10.1	-19,393	82,018	8.5
Extraordinary gains							
Gain on sale of non-current assets	41		659		-617	3,613	
Gain on sale of investment securities	3,946		7		3,939	6,472	
Other extraordinary gains	4,444		1,671		2,772	2,797	
Total extraordinary gains	8,432	1.6	2,338	0.5	6,094	12,882	1.3
Extraordinary losses							
Loss on disposal of non-current assets	186		162		23	274	
Reversal of allowance for doubtful accounts	3,183		3,340		-157	7,662	
Other extraordinary losses	1,874		1,985		-110	2,833	
Total extraordinary losses	5,245	1.0	5,489	1.2	-243	10,770	1.1
Income before income taxes	29,925	5.6	42,981	9.4	-13,055	84,131	8.7
Income taxes - current	8,384	1.6	19,388	4.2	-11,003	33,265	3.4
Income taxes - deferred	962	0.1	-3,818	-0.8	4,780	-2,592	-0.3
Net income for the period	20,578	3.9	27,410	6.0	-6,832	53,458	5.6
Retained earnings brought forward	-	-	28,599	6.2	-	28,599	3.0
Interim dividend paid	-	-	-	-	-	10,986	1.2
Unappropriated retained earnings	-	-	56,009	12.2	-	71,070	7.4

Interim Statements of Changes in Non-consolidated Net Assets

Six months ended September 30, 2006 (April 1, 2006 – September 30, 2006)

(In million yen)

	Shareholders' capital												Valuation & translation adjustments			Total net assets
	Common stock	Additional paid-in capital		Retained earnings							Treasury stock	Total share-holders' capital	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Total valuation and translation adjustments	
					Other retained earnings											
		Capital reserve	Other additional paid-in capital	Legal reserve	Reserve for dividends payable	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retained earnings carried forward						
Balance as of March 31, 2006	88,531	93,198	-	13,146	50	3,420	2	3,102	73,324	71,070	-3,762	342,083	120,807	-	120,807	462,891
Change during the period																
Distribution of retained earnings *1										-10,984		-10,984				-10,984
Directors' bonuses *1										-185		-185				-185
Reversal of special depreciation reserve *2					-	-2,149				2,149		-				-
Reversal of reserve for possible loss on investment *3							-1			1		-				-
Reversal of reserve for advanced depreciation *4								-219		219		-				-
Provision for reserve for advanced depreciation *1								9		-9		-				-
Provision for general reserve *1									25,000	-25,000		-				-
Net income										20,578		20,578				20,578
Purchase of treasury stock											-126	-126				-126
Disposal of treasury stock			2,751								3,266	6,018				6,018
Net change in items other than shareholders' capital during the period													-9,794	-2,031	-11,826	-11,826
Total change during the period	-	-	2,751	-	-	-2,149	-1	-209	25,000	-13,229	3,140	15,300	-9,794	-2,031	-11,826	3,474
Balance as of September 30, 2006	88,531	93,198	2,751	13,146	50	1,270	0	2,892	98,324	57,841	-622	357,384	111,013	-2,031	108,981	466,366

Notes 1. Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.

2. Including the appropriation of retained earnings approved at the Annual General Meeting of Shareholders held in June 2006 (¥1,581 million) and interim book closing arrangement (¥568 million).
3. Including the appropriation of retained earnings approved at the Annual General Meeting of Shareholders held in June 2006 (less than ¥1 million) and reversal by interim book closing arrangement (less than ¥1 million).
4. Including the appropriation of retained earnings approved at the Annual General Meeting of Shareholders held in June 2006 (¥155 million) and interim book closing arrangement (¥64 million).

(4) Significant Accounting Policies

Following are the significant accounting polices and methods adopted for the preparation of balance sheets and statements of operations:

1. Valuation of marketable securities:

Shares of the Company's subsidiaries and affiliates ···········	Stated at cost, determined by the moving average method
Available-for-sale securities	
With market value ·····················	Stated at the average of market value for the last month of the accounting period under review (All appraisal differentials are reported as a net amount in a separate component of net assets and costs of sales are generally computed by the moving average method.)
Without market value ···············	Stated at cost, determined by the moving average method
Derivatives ································	Valued at market quotation
Inventories	
Bunker oil ································	Stated at the lower of cost or market quotation, determined by the moving average method
Marine equipment and other ······	Stated at cost based on first-in, first-out method

2. Depreciation and amortization of non-current assets

Tangible non-current assets	
Vessels and buildings ···········	By the straight-line method based on the Japanese Corporation Tax Law
Other tangible non-current assets ···································	By the declining-balance method based on the Japanese Corporation Tax Law
Intangible non-current assets	
Computer software ················	By the straight-line method based on the length of period it can be used internally (five years)
Other intangible assets ··········	By the straight-line method based on the Japanese Corporation Tax Law

3. Recognition of allowances/reserves

Allowance for doubtful accounts···	Allowance for doubtful accounts is provided to cover possible losses from bad debts. Allowance with respect to non-classified loans/receivables is calculated based on historical default rates. For classified loans/receivables the Company states an amount deemed to be unrecoverable based on the prospect of recovery of individual loans/receivables.
Reserve for employees' bonuses····	Employees' bonuses accrued is reserved for the portion relevant to the accounting period under review of the amount estimated for payment of the bonuses in the future.
Reserve for directors' bonuses·······	Directors' bonuses accrued is reserved for the portion relevant to the accounting period under review of the amount estimated for payment of the bonuses in the future.
Reserve for employees' retirement benefits ···································	The Company records the estimated amount of potential liability as of the end of the period under review as reserve for employees' retirement benefits based on projected year-end benefit obligations and outstanding amount of plan assets. Unrecognized actuarial net differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).
Reserve for periodic dry-docking of vessels ······························	Reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-coking in the future.

4. Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

5. Method of Accounting for Material Hedge Transactions

For the derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of

price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a Deferred Hedge Method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For the currency swap contracts and forward foreign exchange contracts that meet the required conditions of the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate stipulated in respective contracts. For the interest rate swap contracts that meet specified conditions of the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. Interest rate swaps are used to hedge the borrowings and bonds against possible changes in interest rates, while currency swap, forward exchange contracts and foreign currency denominated assets/liabilities are used to hedge monetary assets and liabilities, investments in overseas subsidiaries and other foreign currency denominated transactions against possible changes in exchange rates. Swap transactions are used to hedge fuel oil against possible fluctuations in price. Semi-annually, the Company evaluates effectiveness of hedging transactions by comparing accumulated changes in market price and cash flows of hedging transactions with those of the hedged transactions, provided that interest rate swap transactions that are subject to special accounting treatment as noted above are excluded from the evaluation.

6. Transactions subject to consumption taxes and other are recorded at amounts exclusive of taxes.

<Changes in Accounting Methods>

1. Effective this interim period, the Company adopted "Accounting Standard for Directors' Bonuses" (ASBJ Statement No. 4 issued by Accounting Standards Board of Japan on November 29, 2005). As a result, operating income, income before extraordinary items and income before income taxes decreased ¥80 million respectively.

2. Effective this period, the Company adopted "Tentative Solution on Accounting for Deferred Assets" (PITF No.19 issued by Accounting Standards Board of Japan on August 11, 2006) to bond issuing expenses for bonds issued during the period. Following the adoption, bond issuing expenses, which had formerly been amortized evenly by every accounting period over three years, were now amortized monthly through the redemption. This resulted in an increase of income before extraordinary items and income before income taxes by ¥261 million.

3. Effective this period, the Company adopted the revised "Accounting Standards for Financial Instruments" (ASBJ Statement No. 10 issued by Accounting Standards Board of Japan on August 11, 2006). The adoption of the standard did not affect the Company's earnings.

4. Effective this period, the Company adopted "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued by Accounting Standards Board of Japan on December 9, 2005) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8 issued by Accounting Standards Board of Japan on December 9, 2005). As a result, the amount that would have been presented as "shareholders' equity" in the former accounting method was ¥468,397 million. Meanwhile, reflecting the revision of the Regulations on Interim Consolidated Financial Statements, net assets in the consolidated interim balance sheet for the period are presented in accordance with the revised Regulations on Interim Consolidated Financial Statements.

<Additional Information>

1. The Company had previously recorded shipping related revenues and expenses, other than those related to operations using container ship, based on the completion of voyage as a unit, where a voyage from the port of departure to the port of destination was treated as one unit, and as a general rule for clerical convenience, a single port in the Far East had been specified as both the port of departure and the port of destination. However, reflecting the actual services in recent years, the Company decided that, effective this interim period, the port of departure and the port of destination could be different. As a result, revenue, operating income, income before extraordinary items and income before income taxes increased ¥1,902 million respectively.

2. Previously, the Company recorded revenues and expenses from transportation by vessels in the Latin America and Africa group on a voyage completion basis. However, given growing similarity between the group's shipping operations and container ship operations, for which revenues and expenses are recognized proportionately as shipments move, the Company has decided to record revenues and expenses for the group on a percentage-of-completion basis, effective this interim period. This resulted in a ¥2,394 million increase in gross operating income, operating income, income before extraordinary items and income before income taxes.

<Notes>

[Balance Sheets]

1. Accumulated depreciation of tangible non-current assets	¥317,607 million
2. Advanced depreciation amount of tangible non-current assets	¥452 million

3. Guarantees of loans ¥937,412 million
Share of joint obligations assumed by third party ¥39,317 million

[Statements of Changes in Net Assets]

Treasury stock (in million yen)

	Number of shares as of March 31, 2006	Increase (shares)	Decrease (shares)	Number of shares as of September 30, 2006
Ordinary shares	9,685,900	174,004	8,393,227	1,466,677

<Reasons for change>

Increase in the number of treasury stock represents purchase of shares constituting less than one unit.

Decrease in the number of treasury stock represents a decrease of 8,368,000 shares due to the capital tie-up with Yamato Holdings Co., Ltd. and a decrease of 25,227 shares due to the sale of odd-lot shares.

(5) Securities

Shares of the Company's subsidiaries and affiliates with market value

(In million yen)

	As of September 30, 2006			As of March 31, 2006			As of September 30, 2005		
	Book value	Market value	Unrealized gain/loss	Book value	Market value	Unrealized gain/loss	Book value	Market value	Unrealized gain/loss
Shares of subsidiaries	2,254	71,225	68,970	2,309	77,908	75,599	2,309	48,692	46,383
Share of affiliates	4,116	21,028	16,911	4,116	21,725	17,609	4,116	21,923	17,806
Total	6,371	92,253	85,881	6,425	99,634	93,208	6,425	70,616	64,190

August 31, 2006

To whom it may concern:

Company	Nippon Yusen Kabushiki Kaisha
Representative	Koji Miyahara, President
Ticker	9101
Listing	1st Sections of TSE, OSE and NSE
Contact	Wataru Nakamae
	General Manager of Finance Group
	TEL 03(3284)5970

Issuance of Euro Yen Contingent Conversion Zero Coupon Convertible Bonds with Acquisition Rights due 2026.
Debt Financing to Realize a "Comprehensive Global Logistics Enterprise Offering Ocean, Land and Air Transportation"

Nippon Yusen Kabushiki Kaisha ("NYK") has decided at the Meeting of the Board of Directors held today the issuance of ¥55.0 billion Euro Yen Zero Coupon Convertible Bonds due 2026 (the "Convertible Bonds") (including Greenshoe Option of ¥5.0 billion). Details are outlined below.

【Background of the Issuance: NYK's Management Strategy】

NYK's core philosophy is to contribute to the betterment of societies throughout the world as a comprehensive global logistics enterprise offering ocean, land and air transportation through safe and dependable *monohakobi* (transport). Based on this philosophy, NYK developed its new mid-term management plan, "New Horizon 2007," and has implemented three strategies: expansion of maritime business, evolution towards a logistics integrator and the enhancement of corporate fundamentals.

As for expansion of maritime business, to accommodate the expected continuous increase in the marine transport volume on a global scale, the NYK Group will proactively expand the scale of its fleet, centering on the bulk/energy resources transportation division. On another front, the NYK Group will strive to secure long-term stable contracts and promote cost reduction efforts to correspond with a possible future declining trend of the market and also to stabilize income levels. Through this strategy, the NYK Group will continuously focus on the maritime transport business as its main line of business.

In terms of evolution towards a logistics integrator, NYK will build a structure to meet constantly changing customer needs expeditiously by combining a world-class shipping fleet with a worldwide transportation network encompassing ocean, land and air transportation as a focus of distribution shifts from the conventional port-to-port or door-to-door deliveries with the growing diversity and complexity of needs mainly among customers in the automotive, electronics and retail industries.

NYK aims to further enhance its corporate fundamentals to underpin the above - mentioned strategies to meet customers', shareholders', and other stakeholders' expectations. More specifically, NYK will primarily focus on the safe operations of its ships, trucks, and planes - the

most significant and fundamental management issue - and on environmentally responsible business administration. Additionally, NYK will further strengthen its technology, improve training and education functions centering, develop a management system based on information technology, provide personnel training for all Group companies around the world and actively work for CSR activities.

Capitalizing on the changes in the trade structure as world cargo movements rapidly expand, NYK is determined to meet new challenges constantly to achieve powerful growth and further management stability.

【Use of Proceeds】

The net proceeds will be applied primarily towards capital expenditure for new vessels.

【NYK's Aim for Issuing the Convertible Bonds】

As interest rates are expected to rise in the mid to long-term, NYK, in deciding its funding method, focused on debt financing at the lowest cost possible over super long-term maturity which matches the life of vessels while taking into account the existing shareholders by adopting a technique to significantly minimize dilution. Accordingly, NYK decided to issue the Convertible Bonds, which are issued with a zero coupon and enables the lowest cost funding to finance new vessel construction. The Convertible Bonds with a 120% contingent conversion※ and net share settlement※※ are structured so as to replicate straight bonds with a particular focus on minimizing dilution for the benefit of the existing shareholders.

※ **【Contingent Conversion】**

Investors may not be able to exercise the stock acquisition rights unless the stock exceeds a certain conversion price level for more than a certain period. In this transaction, investors can exercise the stock acquisition rights only when the stock exceeds 120% of the conversion price for more than 20 trading days out of the last 30 consecutive trading days in the previous quarter. In the final year, however, investors may exercise the stock acquisition rights once the stock exceeds the 120% trigger.

※※ **【Net Share Settlement】**

Pursuant to the new Japanese Corporation Law, the Holders of the Convertible Bonds have the right to acquire the Convertible Bonds in exchange for delivery of the following assets. Under the structure of "Net Share Settlement" adopted by NYK, par value is paid by cash and a difference between the conversion value (= parity value = conversion shares x share price = (amount paid/conversion price) x share price) and the par value (in-the-money portion) is paid by delivering its stock. Taking advantage of the acquisition provision, this method realizes so-called "Net Share Settlement," an anti-dilution measure of convertible bonds.

Pursuant to the provision, NYK may, in its discretion, acquire all of the outstanding Convertible Bonds after 10 years and upon prior notice by delivering (i) cash equivalent to par value and (ii) shares (the number of shares calculated by the following formula) with the value

equal to the difference between the conversion value (defined below) and the par value for every stock acquisition right.

$$\frac{\text{Conversion Value} - \text{Par Value}}{\text{Average VWAP per Share}}$$

- *Conversion Value: (Issue Price/Last Day Conversion Price) x Average VWAP per Share = Conversion Shares x Share Price*
- *Last Day Conversion Price: Conversion Price on the last day of 20 consecutive trading days used to calculate the above VWAP*
- *Average VWAP per Share: Average price of volume weighted average price of common stock of NYK released by the Tokyo Stock Exchange for each of the 20 consecutive trading days starting from five days after the above prior notice by NYK*

Holders of the Convertible Bonds will receive in compensation (a) cash equal to the par value when the stock is below the conversion price or (b) the stock with the value equal to the difference between the conversion value and the par value defined above in addition to money equal to the par value when the stock is above the conversion price. As a result, the transaction can significantly minimize dilution when the stock is rising while having the same economic effect as the conventional convertible bonds.


Share Price
120% of Conversion Price
Conversion Price
Conversion Premium
Launch day closing price
10 yrs
Maturity: 20 yrs
Net share settlement


Value
Conversion value
In-the-money portion
Stock delivery
Par value
Cash pay
Par value
Conversion Price
120% of Conversion Price
Share Price

1. Type of issue:

Zero Coupon Convertible Bonds due 2026 (bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with Stock Acquisition Rights", of which the bonds, excluding stock acquisition rights, and stock acquisition rights are to be hereinafter referred to as the "Bonds" and the "Stock Acquisition Rights", respectively) of Nippon Yusen Kabushiki Kaisha (the "Company")

2. Certificates of Bonds with Stock Acquisition Rights:

With respect to the Bonds with Stock Acquisition Rights, certificates of bonds with stock acquisition rights in registered form (hereinafter referred to as the "Bond Certificates") shall be issued, and the Bond Certificates may not be requested to be exchanged for Bond Certificates in bearer form.

3. Quantity:

The quantity of the Bond Certificates shall be 10,000, and one Bond Certificate per Bond with Stock Acquisition Rights shall be issued; provided, however, that if the Manager exercises its option mentioned in 10 below, additional Bond Certificates shall be issued. In the event such option is exercised in full, the quantity of the Bond Certificates shall be 11,000. Until a definitive certificate is issued, a global certificate in respect of the aggregate amount of the Bonds with Stock Acquisition Rights will be issued. Furthermore, replacement bond certificates (bond certificates issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed Bond Certificates; hereinafter the same) may be issued.

4. Offer price of the Bonds with Stock Acquisition Rights (Offer Price):

102.5 per cent. of the principal amount of the Bonds

5. Matters concerning the Bonds:

(1) Aggregate amount of the Bonds:

¥50,000,000,000 and the aggregate principal amount of additional Bonds in respect of the Bonds with Stock Acquisition Rights to be issued upon exercise by the Manager of its option mentioned in 10 below, plus the aggregate principal amount of the Bonds in respect of any replacement bond certificates.

(2) Denomination of each of the Bonds:

The denomination of each of the Bonds shall be ¥5,000,000; provided, however, that in case of the global bond certificate set forth in 3 above, the denomination shall be the amount equal to the aggregate principal amount of the Bonds in respect of the Bonds with Stock Acquisition Rights relating to such global bond certificate.

(3) Issue price of the Bonds:

100 per cent. of the principal amount of the Bonds

(4) Payment date and date of issuance of the Bonds:

September 20, 2006 (London time, hereinafter the same unless otherwise specified)

(5) Redemption of the Bonds at maturity:

The Bonds will be redeemed at 100 per cent. of their principal amount on September 24, 2026 (date of maturity).

(6) Early redemption of the Bonds:

(a) Early redemption at the option of the Company:

(i) Early redemption pursuant to the clean-up provision:

The Company may, having given not less than 30 nor more than 60 days' prior notice to Bondholders, redeem all, but not some only, of the Bonds then outstanding at 100 per cent. of their principal amount, at any time on or after September 20, 2016.

(ii) Early redemption for tax reasons

The Company may, having given not less than 30 nor more than 60 days' prior notice to the Bondholders, redeem all, but not some only, of the Bonds then outstanding at 100 per cent. of their principal amount, if the Company satisfies the Trustee that it has or will become obliged to pay additional amounts as set forth in 7(1) as a result of any change in, or

amendment to, the Japanese taxation system, etc. and that such obligation to pay additional amounts cannot be avoided by the Company taking reasonable measures available to it ; provided that no such notice of early redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts. Notwithstanding the foregoing, if the aggregate principal amount of the Bonds then outstanding at the time when such notice is given is 15 per cent. or more of the aggregate principal amount of the Bonds as of the date of issue thereof, each Bondholder will have the right to elect not to have its Bonds redeemed prior to maturity by giving notice to the Company no later than 20 days prior to the relevant redemption date. In such a case, the Company shall not be obliged to pay the additional amounts set forth in 7(1) below with respect to the payment of any amount to be made after such redemption date in respect of such Bonds, and the payment of all amounts due on such Bonds after such redemption date shall be made subject to the withholding of, or deduction for or on account of, Japanese taxes, duties, assessments and governmental charges referred to in 7(1) below.

(iii) Early redemption in case of corporate reorganisation, etc. of the Company:

In the event of a Corporate Event (as defined below) of the Company, subject to taking certain measures set forth in the terms and conditions of the Bonds with Stock Acquisition Rights, the Company may, having given not less than 14 days' prior notice to Bondholders, redeem all, but not some only in principle, of the Bonds then outstanding at the price expressed as a percentage of the principal amount of the relevant Bonds indicated below (in the event the Company is required to pay the additional amount referred to in 7(1) below on the redemption date, such amount shall be added).

From September 21, 2006 to September 20, 2007	·········	110.0%
From September 21, 2007 to September 20, 2008	·········	109.0%
From September 21, 2008 to September 20, 2009	·········	108.0%
From September 21, 2009 to September 20, 2010	·········	107.0%
From September 21, 2010 to September 20, 2011	·········	106.0%
From September 21, 2011 to September 20, 2012	·········	105.0%
From September 21, 2012 to September 20, 2013	·········	104.0%
From September 21, 2013 to September 20, 2014	·········	103.0%

From September 21, 2014 to September 20, 2015	....	102.0%
From September 21, 2015 to September 20, 2016	....	101.0%
From September 21, 2016 to September 23, 2026	....	100.0%

"Corporate Event" collectively means (i) a merger event (an amalgamation (*shinsetsu gappei*) or a merger (*kyushu gappei*) in which the Company is not the continuing corporation; hereinafter the same), (ii) a corporate split (a corporate split (*shinsetsu bunkatsu* or *kyushu bunkatsu*) in which the Company's obligations under the Bonds with Stock Acquisition Rights are to be transferred to the corporation which is the counterparty to such corporate split), (iii) a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) resulting in the Company becoming a wholly-owned subsidiary of another corporation; hereinafter the same), (iv) an asset transfer (the sale or transfer of all or substantially all of the assets of the Company to another corporation, pursuant to the terms of which the Company's obligations under the Bonds with Stock Acquisition Rights are to be transferred to the corporation which is the counterparty to such sale or transfer) which has been approved at a general meeting of shareholders (in case a general meeting of shareholders is unnecessary, a meeting of the Board of Directors) of the Company, and (v) any other corporate event provided for under Japanese law through which the obligations under the Bonds and/or the Stock Acquisition Rights are to be assumed by another corporation.

(b) Early redemption at the option of the Bondholder:

The Bondholder is entitled, at his/her option, to require the Company to redeem the Bonds held thereby on September 20, 2011, September 20, 2016 and September 20, 2021 at 100 per cent. of their principal amount. To exercise such option, the Bondholder shall be required to deposit at the Agent set forth in (11) below, during the period of not less than 30 nor more than 60 days prior to the aforementioned redemption dates, a notice of redemption in the prescribed form together with his/her Bond Certificates.

(7) Place of redemption:

At any specified office of the Agents set forth in (11) below.

(8) Acquisition of Bonds with Stock Acquisition Rights by the Company

On or after September 20, 2016, the Company may give notice (the "Acquisition Notice") to the Bondholders to acquire from the Bondholders all, but not some only, of the Bonds with Stock Acquisition Rights outstanding on the Acquisition Option Date (as defined below). The "Acquisition Option Date" shall mean a date fixed for such acquisition in the Acquisition Notice being not less than 60 and not more than 75 days after the date of the Acquisition Notice. In such event, the Company shall acquire all such Bonds with Stock Acquisition Rights on the Acquisition Option Date, and in exchange for the Bonds with Stock Acquisition Rights acquired, pay the Replacement Assets (as defined below). The Company may, at its option, hold or sell Bonds with Stock Acquisition Rights that have been so acquired, or cancel the Bonds related to the relevant Bonds with Stock Acquisition Rights.

"Replacement Assets" shall be (A) the amount equivalent to the principal amount of the Bond (¥ 5,000,000) and (B) the number of shares of common stock of the Company ("Shares") per Bond with Stock Acquisition Rights calculated by dividing the amount by which the Conversion Value (as defined below) exceeds the amount equivalent to the principal amount (but only if such excess is greater than zero) by the Average VWAP per Share (as defined below). (Such number shall be rounded down to the nearest share, and no cash payment shall be made in respect of such rounding. Furthermore, in the event the calculation results in a number of shares constituting less than one unit, the requirement under the Corporation Law to purchase such shares constituting less than one unit shall be deemed to have been exercised, and the Company shall make adjustments in cash).

"Average VWAP per Share" shall be the average of the Volume Weighted Average Prices ("VWAP") of the Shares reported by the Tokyo Stock Exchange, Inc. on each of the 20 consecutive Trading Days (as defined below) beginning on the 5th Trading Day from, but excluding, the date on which the Acquisition Notice was given.

In this (8), "Trading Day" shall be a day when the Tokyo Stock Exchange, Inc. is open for business, but does not include a day when VWAP is not reported. If any of the Conversion Price adjustment events set forth in 6(6), occur within such 20 consecutive Trading Days, the Average VWAP per Share shall also be appropriately adjusted.

"Conversion Value" shall be the amount calculated in accordance with the formula below:

$$\frac{\text{Issue Price}}{\text{Last Day Conversion Price}} \times \text{Average VWAP per Share}$$

In the above formula, "Last Day Conversion Price" shall be the Conversion Price in effect at the end of the 20 consecutive Trading Days beginning on the 5th Trading Day from, but excluding, the date on which the Acquisition Notice was given.

(9) Purchase and cancellation:

The Company may at any time purchase Bonds with Stock Acquisition Rights in the open market or otherwise and hold or resell them, or cancel the Bonds in respect of such Bonds with Stock Acquisition Rights. The subsidiaries of the Company may at any time purchase the Bonds with Stock Acquisition Rights in the open market or otherwise and hold or resell them, or deliver such Bonds with Stock Acquisition Rights for cancellation of the Bonds in respect of Bonds with Stock Acquisition Rights to the Company.

(10) Interest rate of the Bonds and method and date of payment of the interest:

The Bonds shall bear no interest.

(11) Agent for the Bonds with Stock Acquisition Rights:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., London Branch (Principal Paying Agent)

(12) Registrar for the Bonds with Stock Acquisition Rights:

Union Bank of California, N.A.

(13) Security or guarantee for the Bonds:

The Bonds will be issued with no securities or guarantees.

(14) Compulsory redemption in the event of default, etc.:

If there occurs any of the events of default or breach provided for in the Trust Deed or regulations of the Bonds, or any other events set forth in the terms and conditions of the Bonds with Stock Acquisition Rights and upon notice by the Trustee to the Company that the Bonds are due and repayable pursuant to the terms and conditions of the Bonds with Stock Acquisition Rights, the Company shall immediately redeem all of the Bonds then outstanding at their principal amount.

6. Matters concerning the Stock Acquisition Right:

(1) Aggregate number of Stock Acquisition Rights to be issued:

10,000 and the number obtained by dividing the aggregate principal amount of additional Bonds in respect of the Bonds with Stock Acquisition Rights to be issued upon exercise by the Manager of its option mentioned in 10 below by ¥5,000,000, plus the total number obtained by dividing the aggregate principal amount of the Bonds in respect of any replacement bond certificates by ¥5,000,000.

(2) Number of Stock Acquisition Rights to be attached to the Bonds:

The number of Stock Acquisition Rights to be attached to the Bonds shall be one per principal amount of the Bond of ¥5,000,000.

(3) Money to be paid in exchange for the Stock Acquisition Right:

No money shall be required to be paid in exchange for the Stock Acquisition Rights.

(4) Allotment date of the Stock Acquisition Rights:

September 20, 2006

(5) Class and quantity of the shares to be acquired upon the exercise of the Stock Acquisition Right:

(a) Class:

Shares of the Company

(b) Quantity:

The number of Shares to be acquired by the Bondholders exercising Stock Acquisition Rights will be determined by dividing the aggregate issue price of the Bonds deposited at the same time upon exercise of the Stock Acquisition Rights by the Conversion Price (as defined in (6) below); provided, however, that fractions less than one share resulting from such exercise shall be rounded down and no adjustment or cash payment will be made in respect thereof.

(6) Description of the asset to be contributed upon exercise of the Stock Acquisition Right and the amount thereof:

(a) Each of the Bonds shall be contributed upon exercise of each Stock Acquisition Right, and the price of the relevant Bonds shall be equal to the issue price of the Bonds.

(b) The Conversion Price will initially be determined by Hiroshi Sugiura, Representative Director and Senior Managing Corporate Officer or Naoki Takahata, Managing Corporate Officer, pursuant to the authorisation of the Board of Directors, taking into account the demand of investors and other market trends; provided, however, that the initial Conversion Price shall be not less than the amount obtained by multiplying the Closing Price (as defined below) on the day on which this Board of Directors is held by 1.10. "Closing Price" of the Shares for a certain day shall be the last reported selling price (regular way) of Shares on the Tokyo Stock Exchange, Inc. on such day.

(c) The Conversion Price shall be adjusted in accordance with the following formula, if the Company issues new Shares or disposes of the Shares held by it, after the issuance of the Bonds with Stock Acquisition Rights, at the issue price below the current market price of its Shares. In the following formula, the "Number of issued shares" means the total number of Shares already issued (but excluding those held by the Company).

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of issued or disposed shares} \times \text{Issue price per share}}{\text{Market price per share}}}{\text{Number of issued shares} + \text{Number of issued or disposed shares}}$$

The Conversion Price will also be appropriately adjusted in case of a stock split or consolidation of the Shares, an issue of stock acquisition rights (including stock acquisition rights incorporated in bonds with stock acquisition rights) to acquire the Shares at the price below the current market price of the Shares or in certain other cases.

(7) Period in which the Stock Acquisition Right is exercisable:

From October 4, 2006 to September 10, 2026 (at the place where the Stock Acquisition Rights is to be exercised), or (i) if the Bond shall have been called for redemption at the option of the Company pursuant to 5(6)(a) above, then up to the close of business on the third business day in Tokyo prior to the date fixed for redemption thereof, (ii) if the Bond shall have been called for redemption at the option of the Bondholder pursuant to 5(6)(b) above, then up to the time when the relevant notice of redemption is deposited at the Principal Paying Agent set forth in 5(11) above, (iii) if the Bond shall have been cancelled pursuant to 5(9) above, then up to the time when such Bond is so cancelled by the Company, or (iv) if the Bond shall become due and repayable pursuant to 5(14) above, then up to the time when such Bond becomes so due and repayable; provided that in no event shall the Stock Acquisition Right be exercised after September 10, 2026 (at the place where the Stock Acquisition Right is to be exercised).

Notwithstanding the foregoing, in case of the acquisition of Bonds with Stock Acquisition Rights pursuant to 5(8) above, the Stock Acquisition Right may not be exercised for the period from, but excluding, the date of the Acquisition Notice to, and including, the Acquisition Option Date. Furthermore, the Stock Acquisition Rights may not be exercised for such period as may be designated by the Company if such suspension is necessary for Corporate Event, provided that such period may not exceed 30 days and shall end on a date not later than 14 days after the effective date of the relevant Corporate Event.

(8) Other conditions precedent to the exercise of the Stock Acquisition Right:

(a) No Stock Acquisition Right may be exercised in part only.

(b) Up to September 30, 2025, a Bondholder may exercise its Stock Acquisition Rights on and after the first day of any calendar quarter and until the end of such quarter only if the Closing Price of the Shares for any 20 Trading Days (as defined below) in a period of 30 consecutive Trading Days ending on the last Trading Day of the immediately preceding calendar quarter was more than 120 per cent. of the Conversion Price in effect on the last Trading Day of such calendar quarter. For the avoidance of doubt, no such preceding calculation will be made in respect of the calendar quarter ending September 30, 2025. On or after October 1, 2025, a Bondholder may exercise its Stock Acquisition Rights at any time after the Closing Price of the Shares on any Trading Day falling on or after October 1, 2025 is more than 120 per cent. of the Conversion Price in effect on such Trading Day; provided, however, that such condition precedent to the exercise of the Stock Acquisition Rights set forth in this (b) shall not be applied to the periods set forth in (A), (B) and

(C) below:

(A) (i) during any period in which any of the Company's long term issue rating (or, where such rating is not available, the Company's issuer rating; hereinafter the same) or the rating assigned to the Bonds with Stock Acquisition Rights (if rated; hereinafter the same) by Rating and Investment Information, Inc. or its successors (together, "R&I") is A- or lower, or (ii) during any period in which any of the Company's long-term issue rating or the rating assigned to the Bonds with Stock Acquisition Rights is no longer assigned by R&I, or (iii) during any period in which any of the Company's long-term issue rating or the rating assigned to the Bonds with Stock Acquisition Rights has been suspended or withdrawn by R&I;

(B) during any period after the Company has given notice, to the Bondholders, of early redemption at the option of the Company set forth in 5(6)(a); or

(C) in case of any Corporate Event of the Company, and unless the exercise of the Stock Acquisition Rights is not prohibited as provided in (7) above, during any period after the Company has given notice to the Bondholders of such Corporate Event in accordance with the terms and conditions of the Bonds with Stock Acquisition Rights.

In this (b), "Trading Day" shall be any day when the Tokyo Stock Exchange, Inc. is open for business, but does not include any such day when the Closing Price is not reported.

(9) Validity of the exercise of the Stock Acquisition Right:

The request for the exercise of the Stock Acquisition Rights shall be deemed to have been made at 23:59 hours (London time) (being the next calendar day in Japan) on the date on which the Bond Certificate and any other documents required for the exercise of the Stock Acquisition Rights are deposited with the Agent set forth in 5(11) above, and all other conditions precedent to the exercise of the Stock Acquisition Rights are fulfilled, and accordingly the exercise of the Stock Acquisition Rights shall become effective at such time.

(10) Purchase of shares constituting less than one unit resulting from the exercise of Stock Acquisition Rights:

In the event shares constituting less than one unit accrue due to the exercise of the Stock Acquisition Right, the requirement under the Corporation Law to purchase such shares constituting less than one unit shall be deemed to have been exercised, and the Company shall make adjustments by cash.

(11) The amount of stated capital increased by the issuance of shares upon the exercise of the Stock Acquisition Rights and matters relating to additional paid-in capital:

The amount of stated capital increased by the issuance of shares upon exercise of the Stock Acquisition Right shall be the amount obtained by multiplying the maximum increased amount of stated capital calculated pursuant to Article 40 of the Rules of Account Settlement of Corporations by 0.5, with any fraction of less than one yen being rounded up in case such fraction accrues as a result of such calculation. The amount of additional paid-in capital increased shall be the amount obtained by subtracting the amount of stated capital increased from the maximum increased amount of stated capital.

(12) Grant of stock acquisition rights by the New Obligor in the event of Corporate Event:

(a) In the event of a Corporate Event, if (i) it is legally possible under the then applicable laws (taking into account the official or judicial interpretation or application of such laws), (ii) a structure for the implementation thereof has been or can be established, and (iii) it can be consummated without the Company or the New Obligor (as defined below) incurring costs or expenses (including taxes) which are in the opinion of the Company unreasonable in the context of the entire transaction, then the Company shall use its best endeavours to cause the New Obligor to take the measures provided for in the terms and conditions of the Bonds with Stock

Acquisition Rights and grant new stock acquisition rights ("New Stock Acquisition Rights") in place of the Stock Acquisition Rights to cause the New Obligor to be the Obligor under the Bonds. "New Obligor" collectively means any corporation which is a counterparty in a Corporate Event and assumes the obligations of the Company under the Bonds with Stock Acquisition Rights and/or the Stock Acquisition Rights.

(b) The details of the New Stock Acquisition Rights to be granted pursuant to the provisions in (a) above are as follows.

(i) Number of New Stock Acquisition Rights:

The same quantity as the quantity of the Stock Acquisition Rights in respect of the Bonds with Stock Acquisition Rights outstanding immediately prior to the effective date of the relevant Corporate Event

(ii) Class of the shares to be issued or transferred upon exercise of New Stock Acquisition Rights:

Shares of common stock of the New Obligor

(iii) Number of shares to be issued or transferred upon exercise of New Stock Acquisition Rights:

The number of shares of common stock of the New Obligor to be issued or transferred upon exercise of the New Stock Acquisition Rights by the New Obligor shall be determined by reference to the terms and conditions of the Bonds with Stock Acquisition Rights taking into account the terms, etc. of the relevant Corporate Event and subject to either of i) or ii) below. The conversion price shall be subject to the same adjustment as that set forth in (6)(c) above.

i) In the event of a merger, a share exchange (kabushiki-kokan) or a share transfer (kabushiki-iten), the conversion price shall be determined so that the holder of the New Stock Acquisition Rights would, upon its exercise immediately after the effective date of the relevant Corporate Event, receive the number of shares of common stock of the New Obligor receivable upon the relevant Corporate Event by a holder of the number of the

shares of common stock of the Company receivable if the Stock Acquisition Rights were exercised immediately prior to the effective date of the relevant Corporate Event. If securities other than shares of common stock of the New Obligor or other property shall be delivered upon such Corporate Event, the conversion price shall be the current market price of the shares of common stock of the New Obligor.

ii) In the event of any other Corporate Event , the conversion price shall be determined so that an economic interest equivalent to that which a Bondholder would have received upon exercise of the Stock Acquisition Right immediately before the effective date of the relevant Corporate Event may be received upon exercise of a New Stock Acquisition Right immediately after the effective date of the relevant Corporate Event .

(iv) Description of the asset to be contributed upon exercise of New Stock Acquisition Rights and the amount thereof:

The Bonds assumed by the New Obligor shall be contributed upon exercise of the New Stock Acquisition Rights, and the price of such bonds shall be equal to the issue price of the assumed Bonds.

(v) Period in which the New Stock Acquisition Right is exercisable:

From the effective date of the relevant Corporate Event (including a date within 14 days after such date, as the case may be) up to, including, the last day of the exercise period of the Stock Acquisition Rights provided for in (7) above.

(vi) Other conditions precedent to the exercise of New Stock Acquisition Rights:

No New Stock Acquisition Right may be exercised in part only. The exercise of the New Stock Acquisition Rights shall be subject to the same restrictions as set forth in (8)(b) above.

(vii) Acquisition of bonds with stock acquisition rights by the New

Obligor:

The New Obligor may acquire the New Stock Acquisition Rights together with the assumed Bonds in the same manner as set forth in 5(8) above.

(viii) The amount of stated capital increased by the issuance of shares upon the exercise of New Stock Acquisition Rights and matters relating to additional paid-in capital:

The amount of stated capital increased by the issuance of shares upon the exercise of the New Stock Acquisition Right shall be the amount obtained by multiplying the maximum increased amount of stated capital calculated pursuant to Article 40 of the Rules of Account Settlement of Corporations by 0.5, with any fraction of less than one yen being rounded up in case such fraction accrues as a result of such calculation. The amount of additional paid-in capital increased shall be the amount obtained by subtracting the amount of stated capital increased from the maximum increased amount of stated capital.

(ix) Grant of new stock acquisition rights in the event of a subsequent Corporate Event:

In the event of any subsequent Corporate Event of the New Obligor, the New Stock Acquisition Rights shall be handled in the same manner as the Bonds with Stock Acquisition Rights.

(x) Others:

Fractions less than one share resulting from the exercise of New Stock Acquisition Rights shall be rounded down, and no adjustment or cash payment will be made in respect thereof. The New Stock Acquisition Rights may not be transferred separately from the assumed Bonds.

(c) If the Company causes the New Obligor to assume the Company's obligations under the Bonds and the Trust Deed in accordance with the provision in (a) above, the Company shall, other than in certain events provided for in the terms and conditions of the Bonds with Stock Acquisition Rights in which case the

Company shall provide guarantee on the stock acquisition rights of the New Obligor, submit to the terms and conditions of the Bonds with Stock Acquisition Rights.

(d) If, with respect to the matters provided for in (a) above, (i) it is legally not possible (taking into account the official or judicial interpretation or application of such laws), (ii) a structure for the implementation thereof has not been and cannot be established, or (iii) it cannot be consummated without the Company or the New Obligor incurring costs or expenses (including taxes) which are in the opinion of the Company unreasonable in the context of the entire transaction, the Company shall, or shall cause the New Obligor to propose to the Bondholders to provide with an equivalent economic interest as the Bonds with Stock Acquisition Rights held by them. If it is legally possible and practicable (taking into account the official or judicial interpretation or application of such laws) without the Company or the New Obligor incurring costs or expenses (including taxes) which are in the opinion of the Company unreasonable in the context of the entire transaction, the Company shall use its best endeavours to cause the New Obligor to grant the New Stock Acquisition Rights provided for in (b) above as a part of such economic interest.

7. Supplementary conditions:

(1) Gross up:

If the Company is required by law to withhold or deduct any present or future taxes imposed or levied by the Japanese Government or other tax authority in Japan in respect of any payment of the Bonds, excluding certain cases, it shall pay additional amounts as may be necessary in order to make the net amounts received by the Bondholders after such withholding or deduction to be equal to the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction.

(2) Negative pledge:

So long as any of the Bonds with Stock Acquisition Rights remains outstanding, the Company will not, and will procure that no Principal Subsidiary (as defined in the terms and conditions of the Bonds with Stock Acquisition Rights) will, create or permit to subsist any mortgage, pledge or other security interest for the benefit of the holders of any Securities (as defined below) upon the whole or any part of its property or assets, present or future, to secure (i) payment of any sum due in respect of any Securities or (ii) any payment under any guarantee of any Securities or (iii) any payment under any indemnity or other like obligation in

respect of Securities, without in any such case at the same time according or procuring to be accorded to the Bonds with Stock Acquisition Rights, (x) to the satisfaction of the Trustee, the same security as is granted to or subsists in respect of such Securities or such guarantee, indemnity or other like obligation or (y) such other security or guarantee as the Trustee may in its absolute discretion deem to be not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution of the meeting of Bondholders.

For these purposes, "Securities" shall mean any bonds, debentures, notes or other similar securities of any person with a stated maturity of more than one year from the creation thereof and which (a) either are by their terms payable, or confer a right to receive payment, in any currency other than yen, or are denominated in yen and more than 50 per cent. of the aggregate principal amount thereof is initially distributed outside Japan by or with the authorisation of the Company and (b) are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market outside Japan.

8. Governing law:

English Law

9. Place of issuance:

London, the United Kingdom

10. Offering:

An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate amount of the Bonds by Merrill Lynch International (referred to as the "Manager" in this outline). The Company has granted to the Manager an option to subscribe Bonds with Stock Acquisition Rights up to a further ¥5,000,000,000 in aggregate principal amount of the Bonds, upon notice to the Company on or before September 14, 2006 (London time).

11. Listing:

The Bonds with Stock Acquisition Rights will be listed on the Singapore Exchange Securities Trading Limited.

12. Custodians of the Stock Acquisition Rights:

Union Bank of California, N.A.

13. Other

There is no market stabilizing transaction.

Note: This document is a press release for the purpose of making a general public announcement by NYK relating to its issue of the bonds and is not intended for the purpose of any solicitation for investment. In addition, this press release does not constitute an offer of securities in any jurisdiction including Japan and the United States. Securities may not be offered or sold in the United States unless registered, or exempt from the registration, under the U.S. Securities Act of 1933. For offering the securities in the United States, an English prospectus is required to be prepared in accordance with the U.S. Securities Act of 1933. The bonds referred to herein will not be offered in the United States.
Stabilisation/FSA

1. Use of Proceeds

(1) Use of Proceeds from the Financing

The net proceeds will be applied primarily towards capital expenditure for new vessels.

(2) Impact of Financing on NYK Earnings

Since the Convertible Bonds are issued with a zero coupon, they involve no interest burden and have no impact on consolidated financial performance.

2. Profit Distribution to Shareholders

(1) Basic Policy for Profit Distribution

NYK's basic policy is to maintain stable dividend payment, taking into account payout ratio and earnings forecast overall while paying attention to the level of retained earnings required for future business development in the shipping business as well as expansion of other logistics services to cope with changes in the shipping market.

(2) Fundamental Policy for Deciding Dividends

NYK follows the basic policy as discussed above when deciding dividends.

(3) Use of Retained Earnings

Retained earnings are used for measures to improve investment efficiency from a long-term perspective as well as to fund capital expenditures to expand the business with potential growth in an effort to enhance enterprise value.

(4) Dividends in Last Three Years (Non-consolidated)

	March 2004	March 2005	March 2006
Earnings per Share	¥22.52	¥43.41	¥43.64
Dividend per Share	¥10.00	¥18.00	¥18.00
Dividend payout ratio	44.4%	41.5%	41.2%
ROE	10.8%	18.2%	18.4%
DOE	3.3%	3.9%	4.7%

(Note) 1. ROE = Net income / Shareholders' equity (average shareholders' equity at beginning and end of the period)

2. DOE = Annual total dividend / Shareholders' equity (average shareholders' equity at beginning and end of the period)

(5) Adherence with Profit Distribution Rule in the Past

Not applicable.

3. Others

(1) Dilution by Latent Shares

The Convertible Bonds have a contingent conversion feature which lowers the probability of the exercise of the stock acquisition rights. Therefore, the Convertible Bonds are categorized as "latent shares conditionally issuable" under the Financial Accounting Standard No. 2 "Accounting Standard for Earnings per Share" and the Financial Accounting Standards Implementation Guidance No. 4 "Implementation Guidance for the Accounting Standard for Earnings per Share" and are not included in latent shares unless conditions for exercising the stock acquisition rights are satisfied; information regarding dilution is omitted as no dilution impact is recognized for accounting purposes.

(2) Equity Finance in the Last Three Years

① Not applicable

② Stock Performance

	March 2004	March 2005	March 2006	March 2007
Open	¥405	¥495	¥636	¥720
High	¥513	¥668	¥896	¥767
Low	¥372	¥415	¥556	¥678
Close	¥497	¥646	¥719	¥730
PER	17.4x	11.1x	9.6x	-

(Note) 1. Prices for March 2007 are stated as of August 30, 2006.

2. PER = (Closing) Price at the end of the period / EPS of the relevant period.

August 31, 2006

To whom it may concern:

Company Nippon Yusen Kabushiki Kaisha
Representative Koji Miyahara, President
Ticker 9101
Listing 1st Sections of TSE, OSE and NSE
Contact Wataru Nakamae
General Manager of Finance Group
TEL 03(3284)5970

Determination of Terms and Conditions of Euro Yen Contingent Conversion Zero Coupon Convertible Bonds with Acquisition Rights due 2026

Nippon Yusen Kabushiki Kaisha ("NYK") is pleased to inform of the following terms and conditions of Euro Yen Zero Coupon Convertible Bonds due 2026 (bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Bonds with Stock Acquisition Rights", of which the Bonds and the Stock Acquisition Rights are to be the "Bonds" and the "Stock Acquisition Rights", respectively). The issuance of the Bonds with Stock Acquisition Rights was decided at the Meeting of Board of Directors held on August 31, 2006.

Description

Matters Regarding the Stock Acquisition Rights

(1) The amount of assets financed upon exercise of the Stock Acquisition Rights	Equal to payment of the Bonds
(2) Conversion Price	¥843
(Reference)	
Share Price Information on Pricing Date (August 31, 2006)	
i. Price on the Tokyo Stock Exchange (closing)	¥727
ii. Premium ((Conversion Price)/(Share Price (Closing))-1) x 100	16.0%

Note: This document is a press release for the purpose of making a general public announcement by NYK relating to its issue of the convertible bonds and is not intended for the purpose of any solicitation for investment. In addition this press release does not constitute an offer of securities in any jurisdiction including Japan and the United States. Securities may not be offered or sold in the United States unless registered, or exempt from the registration, under the U.S. Securities Act of 1933, as amended. For offering the securities in the United States, an English prospectus is required to be prepared in accordance with the U.S. Securities Act of 1933, as amended. The convertible bonds referred to herein will not be offered in the United States.
Stabilisation/FSA

(Reference)

1. Total Amount of the Bonds	The aggregate amount of ¥50.0 billion, plus an aggregate principal amount of the Bonds in respect of the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the option granted to Merrill Lynch International (Lead Manager) (maximum ¥5.0 billion), and an aggregate principal amount of replacement Bond Certificates that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.
2. Launch	August 31, 2006
3. Payment	September 20, 2006
4. Exercise Period of the Stock Acquisition Rights	From October 4, 2006 to September 10, 2026 (local time where requests for exercise are accepted)
5. Maturity	September 24, 2026

September 1, 2006

To whom it may concern:

Company	Nippon Yusen Kabushiki Kaisha
Representative	Koji Miyahara, President
Ticker	9101
Listing	1st Sections of TSE, OSE and NSE
Contact	Wataru Nakamae General Manager of Finance Group TEL 03(3284)5970

Announcement on Determination of the Total Amount of Issue of Euro Yen Contingent Conversion Zero Coupon Convertible Bonds with Acquisition Rights due 2026

Nippon Yusen Kabushiki Kaisha ("NYK") is pleased to inform of the total amount of issue of Euro Yen Zero Coupon Convertible Bonds due 2026 (bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Bonds with Stock Acquisition Rights", of which the Bonds and the Stock Acquisition Rights are to be the "Bonds" and the "Stock Acquisition Rights", respectively). The issuance of the Bonds with Stock Acquisition Rights was decided at the Meeting of Board of Directors held on August 31, 2006. Details are outlined below.

Description

1. Number of Bonds with Stock Acquisition Rights	The number of Bonds with Stock Acquisition Rights to be issued is 11,000 bonds with one Stock Acquisition Right issued per bond. One large denomination bond representing the total amount of the Bonds with Stock Acquisition Rights shall be issued, until the final bond certificates are issued. In addition, replacement Bond Certificates (that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate) may be issued.
2. Total amount of issue of the Bonds	The aggregate amount of ¥55.0 billion and an aggregate principal amount of replacement Bond Certificates.
3. Aggregate number of Stock Acquisition Rights to be issued	The aggregate number of 11,000 and the number obtained by dividing the aggregate principal amount of replacement Bond Certificates by ¥5,000,000.

(Reference)

1. Launch	August 31, 2006
2. Payment and Issuance	September 20, 2006

3. NYK has granted Merrill Lynch International an option to additionally subscribe for the Bonds with Stock Acquisition Rights up to a further ¥5.0 billion of the Bonds. On September 1, 2006 (London Time), NYK received a notice to exercise such option in respect of ¥5.0 billion aggregate principal amount of the Bonds from Merrill Lynch International. Accordingly, the aggregate number of Stock Acquisition Rights to be issued and the total amount of issue of the Bonds have been determined as above.

October 18, 2006

NYK Secures Long-Term Charter Contract with Chinese Petroleum

Nippon Yusen Kabushiki Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) and Mitsui & Co. Ltd. (Mitsui; Head office: Chiyoda-ku, Tokyo; President: Shoei Utsuda) have secured a 23–24 year, long-term charter contract with Taiwan's Chinese Petroleum Corporation (CPC)* for four liquefied natural gas (LNG) carriers. On October 18, a signing ceremony was held at the head office of CPC.

Those attending the ceremony included Mr. Wenent P. Pan, chairman of CPC; Mr. B.L. Chen, president of CPC; Mr. Takao Sunami, executive managing officer at Mitsui; Mr. Yasushi Yamawaki, executive vice-president of NYK; and Mr. Yuji Semba, NYK corporate officer. All those attending agreed to work hand in hand to further strengthen their strategic partnership.

The long-term charter contract is based on a previous LNG sale and purchase contract between CPC and Qatar-based RasGas II.** CPC will transport a total of three million tons of LNG per year over a period of 25 years from Qatar to Taiwan. Seven leading shipping companies participated in the competitive bidding hosted by CPC. The joint contract was awarded to NYK and Mitsui in July. Additionally, after obtaining ROC governmental approvals, CPC will subscribe for 45 percent of shares of the ship-management company that NYK establishes to manage operations.

Demand for clean energy has increased as a result of the steep rise of crude-oil prices and the importance of environmental conservation. By 2010, experts estimate that demand for the global maritime transport of LNG will double. NYK intends to respond to this trend by increasing the competitiveness of its vessels through the use of expertise acquired through decades of LNG transport to Japan, which currently accounts for 60 percent of the world's LNG transport.

- Outline of Charter Contract

Owners:	Nippon Yusen Kabushiki Kaisha; Mitsui & Co. Ltd. (with CPC and Qatar Gas Transport Company Ltd. maintaining the option to invest)
Charterer:	Chinese Petroleum Corporation (CPC)
Term of contract:	23 to 24 years from 2009/2010 (with an option for a five-year extension)
Carriers:	Four new Moss-type LNG carriers (145,000 m^3)
Shipbuilder:	Kawasaki Shipbuilding Corporation (two carriers); Mitsubishi Heavy Industries Ltd. (two carriers)
Ship management:	Nippon Yusen Kabushiki Kaisha (with CPC maintaining the option to invest)

*Chinese Petroleum Corporation (CPC)

Established in 1946, CPC is the largest state-controlled petroleum company in Taiwan. In fiscal 2005, the company recorded capital of NT$130.1 billion and revenues of NT$667.8 billion.

**RasGas II

RasGas II, owned by Qatar Petroleum (70 percent) and ExxonMobil (30 percent), is the third-largest LNG producer and seller in Qatar.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

November 9, 2006

Announcement of Review of Medium-Term Management Plan

The NYK Group is currently implementing a medium-term management plan, New Horizon 2007, to further raise corporate value. The plan covers the three fiscal years from April 2005 and we have reached the halfway point of the plan at the end of this interim period. We have reviewed the initial plan to reflect surging fuel oil prices and other changes in our assumptions, as well as new developments since the formation of the plan, such as Nippon Cargo Airlines Co., Ltd. (NCA) becoming a consolidated subsidiary and a business and capital alliance with Yamato Holdings Co., Ltd. New targets of the plan on March, 2008 are as shown below. We leave the management strategies set forth in the initial plan unchanged.

April 2007 - March 2008

Consolidated Revenues	2,150 billions of yen	(Original 1,800 billions of yen)
Income before extraordinary items	135 billions of yen	(Original 160 billions of yen)
Net Income	80 billions of yen	(Original 95 billions of yen)







Review of New Horizon 2007

NYK Group Medium-Term Management Plan

April 1, 2005 to March 31, 2008






NYK LOGISTICS


L N G

November 9, 2006



New Horizon 2007: Management Strategies



Strategy **1 Expand Shipping Segment**

- Increase fleet, mainly in the field of bulk/energy resources transportation, in accordance with expansion of shipping volume
- Stabilize profitability

Leverage our international network covering ocean, land, and air to become the world's leading global logistics and megacarrier group

Strategy **2 Evolve into a Logistics Integrator**

- Provide high-quality logistics services to automobile-related industries, electronics and other manufacturers, and retailers
- Integrate all the services of containers, automobiles, logistics, and terminals to best meet the needs of our customers
- Increase supply chain efficiency for ocean, land, and air services
- Improve our port infrastructure to ensure stable marine transport



Accelerate implementation of strong growth strategies and stabilize our corporate base



Strategy **3 Enhance Our Corporate Fundamentals**

- Promote environmental management and ensure safe operations
- Develop and utilize human resources across global fields
- Strengthen technology and in-service training with MTI[1] as the core
- Achieve management driven by information
- Foster CSR management

NYK 21
Forward 120

[1] Monohakobi Technology Institute

Performance Targets

NYK judges the estimates and targets included herein to be rational at the time these materials were prepared. However, please be aware that actual performance could vary from the projections contained in these documents.



NYK LOGISTICS & MEGACARRIER

Performance Targets

(Billions of yen)

	March 2006 (Actual)	March 2007 (Plan)	March 2008 (Plan)
Revenues	1,929.3	2,100.0	2,150.0
(original)	1,640.0	1,750.0	1,800.0
Income before extraordinary items	140.5	115.0	135.0
(original)	150.0	160.0	160.0
Net Income	92.1	68.0	80.0
(original)	90.0	95.0	95.0

March 2011 Targets
Revenues of more than ¥2.5 trillion
Income before extraordinary items of more than ¥200 billion

(Prerequisites for forecasts)

Exchange Rates per US$1	¥113.09/$	¥110/$	¥110/$
(original)	¥100/$	¥100/$	¥100/$
Bunker Oil Prices per Metric Ton	$283.08/MT	* $330/MT	$330/MT
(original)	$200/MT	$200/MT	$200/MT

(* This is only for the socond half of the year.)

Anticipated Effect of Market Prices and Changes

1. Forecasts for market level by type of vessel (Year ending March 31, 2005 = 100)

	March 2004	March 2005	March 2006	March 2007	March 2008
Bulk carriers(Capesize)	83	100	63	69	60
(original)		100	90	55	50
Bulk carriers(Handysize)	67	100	68	82	65
(original)		100	90	70	50
VLCC	66	100	71	77	54
(original)		100	75	70	60

Note: Figures for bulk carriers are based on charterage index and figures for VLCC are based on worldscale rate index.

2. Effect of changes in market prices in the year ending March 31, 2007

- Container freight (average freight for Asia-North America route and Asia-Europe route)

  US$100/TEU → approx. ¥14 billion

- Bulk energy market prices

  10% → approx. ¥7 billion

3. Effect of exchange rates and bunker oil prices in the year ending March 31, 2007

- Exchange rate fluctuations

  ¥1.00 → approx. ¥1.4 billion

- Bunker oil price fluctuations

  $ 1.00 → approx. ¥300 million

Revenues by Industry Segment (Consolidated)

(Billions of yen, years ending March 31)


Liner trade
Logistics
Others
Other shipping
Cruise and terminal
Original
Revenues of more than ¥2 trillion
1,595.0
81
142
366
560
446
1,800.0
55
150
515
570
510
2,000
March 2005 (Estimate)
March 2008 (Plan)
March 2011 (Target)
Liner trade
Logistics
NCA
Other shipping
Cruise and terminal
Others
After Review
1,606.1
78
142
357
572
457
2,150
60
110
170
515
720
575
Revenues of more than ¥2.5 trillion
2,500
March 2005 (Actual)
March 2008 (Plan)
March 2011 (Target)
2,500
2,000
1,500
1,000
500
0

NYK LOGISTICS & MEGACARRIER

Fleet Expansion Plan

	March 2005	April 2005-March 2008 (Years Ending March 2008)		April 2008-March 2011 (Years Ending March 2011)	
Bulk Carriers, VLCC, LNG, etc.	371	(110)*	484	(127)*	599
(Original)	400	(109)	480	(87)	560
Car Carriers	98	(25)	110	(28)	135
(Original)	90	(22)	110	(17)	115
Liner etc.	177	(36)	193	(37)	198
(Original)	170	(27)	190	(16)	205
Total	646	(171)	787	(192)	932
(Original)	660	(158)	780	(120)	880

(* : The numbers in parentheses are those of newly assigned Ships for the Period. But they don't include chartered vessels less than 5 years.)

NYK LOGISTICS & MEGACARRIER

Investment Plan
(including the leased and chartered)

(Billions of yen)

	April 2005 - March 2008		April 2008 - March 2011	
	Original	After Review	Original	After Review
Investment in Fleet	750.0	820.0	630.0	1,090.0

The figures are based on the price on completion of vessels.

		April 2005 - March 2008		April 2008 - March 2011	
		Original	After Review	Original	After Review
Nonfleet Investment		183.0	305.0	190.0	326.0
(Details)	Logistics	37.0	53.0	40.0	40.0
	NCA	0.0	78.0	0.0	136.0
	Others	146.0	174.0	150.0	150.0

ROIC (Target)

It is very difficult to accomplish after-tax ROIC of 8% or more because operating income reduced and investments for fleets and airplanes increased. We will continue to seek to do it.

* ROIC = (Income before extraordinary items + interest expenses) / (Total shareholders' equity + interest-bearing debt)



After-Tax ROIC
12%
10%
8%
6%
4%
2%
0%
5.25%
4.43%
4.56%
5.76%
10.40%
7.48%
5.52%
6.09%
8.00%
More than 8% in the long term
New Horizon 2007
2000
2001
2002
2003
2004
2005
2006
2007
2010

(Fiscal years ended/ending March 31)

NYK LOGISTICS & MEGACARRIER

Balance of Growth and Financial Stability

(Billions of yen)

	March 2005 Actual	March 2006 Actual	March 2007 Estimate	March 2008 Plan	March 2011 Target
Interest-bearing debt at year-end	630.1	766.0	891.0	890.0	
(Original)	645.0	610.0	610.0	630.0	
Total shareholders' equity at year-end	427.8	575.4	612.0	668.0	
(Original)	408.0	480.0	557.0	633.0	
Shareholders' equity ratio	29%	31%	30%	32%	35%
(Original)	28%	32%	35%	38%	
DER	147%	133%	146%	133%	100%
(Original)	158%	127%	110%	100%	
Cash flows from operating activities	175.5	138.7	145.0	171.0	
(Original)	132.0	148.0	155.0	163.0	
Cash flows from investing activities	-135.1	-170.5	-233.0	-145.0	
(Original)	-122.0	-113.0	-152.0	-186.0	

NYK LOGISTICS & MEGACARRIER

Policies for Adding Value to Shareholders

- While maintaining stable shareholder dividends, taking into account the payout ratio of minimum 20% on the consolidated net income, NYK intends to invest retained earnings aggressively in fields of business that have strong prospects for long-term growth and profitability.

- When business performance exceeds initial targets, we will ensure an appropriate return to shareholders.

(Reference)
Logistics Division Forecasts

LSP II: March 2005 – March 2007 / New Horizon 2007: March 2006 – March 2008

(Billions of yen)

		March 2005 Actual	March 2006 Actual	March 2007 Estimate	March 2008 Plan	March 2011 Targets
Total of Logistics	Revenues	357.2	426.4	485.0	515.0	700.0
	(Original)	366.0	395.0	430.0	515.0	700.0
	Income before extraordinay items	8.1	13.0	18.0	20.0	30.0
	(Original)	8.1	10.0	15.0	20.0	30.0
	Income before extraordinay items to revenues	2.3%	3.0%	3.7%	3.9%	4.3%
	(Original)	2.2%	2.5%	3.5%	3.9%	4.3%
NYK Logistics	Revenues	224.7	274.8	303.8	330.0	440.0
	(Original)	226.0	265.0	300.0	330.0	440.0
	Income before extraordinary items	▲ 1.3	3.6	7.1	10.0	15.0
	(Original)	▲ 1.6	3.0	7.5	10.0	15.0
	Income before extraordinary items to revenues	−0.6%	1.3%	2.3%	3.0%	3.4%
	(Original)	−0.7%	1.1%	2.5%	3.0%	3.4%

Nov 22, 2006

NYK Secures Long-Term Charter Contract with CLP Guangxi Fangchenggang Power Company Limited

Nippon Yusen Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara)* has secured a twelve-year charter contract with CLP Guangxi Fangchenggang Power Co. Ltd.** for the transport of coal from Bontang, Indonesia, to Fangchenggang, China. A signing ceremony was held on November 21 in Nanning, the capital of Guangxi province and was signed by Mr. Liu M.S. Benjamin, President of CLP Guangxi Fangchenggang and Mr.Yuji Semba, Corporate Officer of NYK. This new contract is the first ever among carriers not based in China for the transport of coal to a power plant in mainland China.

CLP Guangxi Fangchenggang Power Co. Ltd. is constructing a new thermal power plant in Fangchenggang, 180 kilometers south of Nanning, and NYK is currently set to begin the transport of coal from early 2007. The port of Fangchenggang has water-depth limitations, so a new post-Panamax carrier that complies with depth limitations will be used for this service. The new vessel will also be more economically efficient and offer an approximately 20,000-ton increase in loading capacity compared with regular Panamax-class coal carriers.

NYK has been working to strengthen business operations with overseas power suppliers and steel mills, and now has more than 20 long-term contracts with such companies. NYK recently succeeded in reaching a long-term agreement with ENEL in June for use of two post-Panamax carriers. The contract with CLP Guangxi Fangchenggang Power Co. Ltd. is the second contract for use of a post-Panamax vessel by an overseas power supplier.

Power suppliers around the world are giving more attention to power generation using coal, which is in greater supply and more economical than oil. Thus, coal transport is expected to continue to increase in the future. Using this contract as a step forward, NYK will continue its drive to develop business opportunities around the world.

---Outline of Charter Contract---

Term of the contract: 12 years

Commencement: January 2007

Carrier used: Mainly one newly built post-Panamax carrier (90,000 tons)

*Nippon Yusen Kabushiki Kaisha (NYK)

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 33,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

**CLP Guangxi Fangchenggang Power Co. Ltd.

Established on a 70:30 equity basis between CLP Group and Guangxi Water & Power Engineering (Group) Co. Ltd., CLP Guangxi Fangchenggang Power Co. Ltd. is the largest foreign investment power project in Guangxi province. Upon commissioning, it will meet the local demand for electricity, as well as supplement power demand in nearby provinces. CLP Group is one of the largest investor-owned power businesses in Asia.